

COHU

2010

ANNUAL REPORT

Company Profile

Cohu is a supplier of test handling, burn-in and thermal solutions used by the global semiconductor industry, microwave communications and video equipment.

Financial Highlights

(in thousands, except per share data)

Operations:	2010	2009
Orders	$343,264	$203,793
Net sales	$322,667	$171,261
Net income (loss)	$24,644	$(28,168)
Income (loss) per share:		
Basic	$1.04	$(1.20)
Diluted	$1.02	$(1.20)
Balance Sheet:		
Cash, cash equivalents and short-term investments	$98,175	$84,906
Working capital	$168,683	$139,597
Total assets	$366,043	$330,118
Stockholders' equity	$274,725	$257,249



$350
300
250
200
150
100
50
0
06
07
08
09
10
ORDERS*
(In Millions)



$350
300
250
200
150
100
50
0
06
07
08
09
10
SALES*
(In Millions)



$40
30
20
10
0
-10
-20
-30
06
07
08
09
10
NET INCOME (LOSS)
(In Millions)



$350
300
250
200
150
100
50
0
06
07
08
09
10
STOCKHOLDERS' EQUITY
(In Millions)

* Excludes discontinued metal detection equipment business that was sold in 2006.

Forward-Looking Statements and Non-GAAP Amounts

This Cohu, Inc. 2010 Annual Report contains forward-looking statements including expectations of market conditions, challenges and plans, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the Safe Harbor provisions created by that statute. These forward-looking statements are based on management's current expectations and beliefs, including estimates and projections about our industries. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions, including but not limited to, those discussed under the caption "1A. Risk Factors" beginning on page 8 of this Annual Report that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the time they are made.

Certain amounts referred to in this Annual Report are "Non-GAAP" as contrasted with amounts prepared under generally accepted accounting principles (GAAP). These Non-GAAP amounts adjust the Company's actual results prepared under GAAP to exclude charges and the related income tax effect for share-based compensation, the amortization of acquired intangible assets, inventory step-up adjustments and the deferred tax asset valuation allowance. These Non-GAAP amounts are not meant as a substitute for GAAP, but are included solely for informational and comparative purposes. Cohu's management believes that this information can assist investors in evaluating the Company's operational trends, financial performance and cash generating capacity and allows investors to evaluate Cohu's financial performance in the same manner as management. However, the Non-GAAP financial amounts should not be regarded as a replacement for (or superior to) corresponding, similarly captioned, GAAP amounts.


Received SEC
APR - 7 2011
Washington, DC 20549

COHU, inc.
12367 Crosthwaite Circle
Poway, CA 92064

Dear Fellow Stockholder,

As 2010 began, the semiconductor equipment industry was recovering from its worst ever downturn. The stage was set for a solid year, with analysts predicting that the semiconductor industry would grow 10% to 22% in 2010, creating the need for additional production capacity on customer test floors. As a result of revived enterprise and consumer spending, 2010 turned out to be much stronger than anticipated. The semiconductor trade organization, WSTS, reported that 2010 semiconductor sales grew nearly 32% year-over-year.

At Cohu, we track the utilization of test equipment on customers' test floors. At the bottom of the cycle in early 2009, utilization was slightly over 50%. With half of their production test equipment idle, many customers froze capital spending. But beginning in March 2009, utilization rose steadily, leveling off above 90% for much of 2010. New orders for semiconductor final manufacturing equipment increased for seventeen consecutive months, before declining in August 2010. After such a sustained period of rapid growth, the industry-wide slowdown in orders in late 2010 was not unexpected, if for no other reason than an understandable pause to absorb the significant capacity that was added throughout the year.

With our strong products and market leading position, we expect to do well during industry up cycles. This time, as a result of the acquisition of Rasco GmbH in late 2008, we fielded the broadest product line of IC test handlers in our history and during the fourth quarter of 2010 and for the full year, Cohu set new sales records. For the year ended December 25, 2010 sales increased 88% to $322.7 million, compared to $171.3 million in 2009. Non-GAAP net income increased to $33.2 million or $1.38 per share, compared to a net loss of $1.9 million or $0.08 per share in 2009. On a GAAP basis, 2010 net income was $24.6 million or $1.02 per share compared to a net loss of $28.2 million or $1.20 per share in 2009. Cohu's balance sheet remained free of bank debt, with cash increasing to $98.2 million at December 25, 2010. For the thirty-third consecutive year, Cohu paid its shareholders a quarterly cash dividend, for 2010 of $0.06 per share.

Semiconductor Test Handlers and Thermal Systems

We were enthusiastic about the acquisition of Rasco in December 2008, but in the terrible business conditions during much of 2009 there was no opportunity to realize the benefits of this transaction. Through this acquisition, we knew that we had increased our served market by nearly 70% with complementary products, expanded our customer base, broadened our product and technology portfolio and strengthened our global sales and customer support organization. We were excited to be able to provide our customers with a wide range of test handling solutions, from Delta Design's pick and place systems to Rasco's gravity and test in strip handlers. Beginning in late 2009 as the semiconductor equipment industry recovered, the synergies and benefits became evident and additionally, we capitalized on cross-selling opportunities much sooner than anticipated. Unit orders for test handlers increased 185% year-over-year and Rasco established four consecutive quarters of record orders and for the full year achieved record sales, orders and operating income.

Our next generation thermal handler, Pyramid, completed the qualification process at our initial customer, a major microprocessor IDM. Unit orders increased throughout 2010 and the customer began using the system in high-volume production during Q4. Pyramid provides higher parallel test capability and incorporates the latest version of our proprietary thermal technology that optimizes speed grading and ASPs by limiting temperature fluctuations during the test process.

Matrix, our newest high-speed pick and place handler, gained traction at multiple customers during 2010. In Q1, we received the first orders for the full temperature version of the handler, from two large IDMs. During evaluations on their test floors, customers quickly realized the high throughput and reduced cost of test that Matrix delivers, with its 32 test site capability, fast index time and unique chamberless design. Orders for our Summit, EDGE and Castle handlers were also up significantly year-over-year.

High demand and expanding applications for analog ICs, used in consumer, automotive and industrial applications, were a key driver of increased sales for both pick and place and gravity handlers. With our expanded product line, we now have solutions that cover a broad spectrum of IC form factors, from the leaded packages that are frequently run on gravity handlers, to the higher lead-count ICs, typically handled on pick and place systems. We are also benefiting from increasing requirements for power management ICs due to demand for long battery life in consumer electronic products such as laptops, tablets and smart phones as well as from global concern about energy cost and conservation.

During 2010, Rasco developed new products for MEMS device testing, including acoustic and Hall-effect sensor ICs. These devices provide enabling "smart" capability for a rapidly growing array of consumer and industrial products and MEMS device production is expected to increase rapidly. Rasco MEMS modules have been integrated on Delta Design pick and place handlers, a result of cross-selling synergies between the two product lines.

Other Businesses

Cohu's Electronics Division develops, manufactures and sells video cameras and equipment, well-suited for high-performance and environmentally demanding applications. Cohu is the U.S. market leader in traffic incident management with a large installed base. The Division continues the rollout of new products in its Helios HD IP family that addresses the gradual transition of traffic applications to digital technology and positions the company for increased sales in homeland security, military and commercial security applications.

Broadcast Microwave Services, Inc. designs, develops and manufactures a comprehensive line of mobile microwave transmitters, receivers and turnkey systems. Major applications include unmanned aerial vehicles, government surveillance, law enforcement and broadcasting. Though product shipments at BMS increased in 2010, sales declined slightly as the result of U.S. accounting rules that required the deferral of revenue into 2011 on certain sales. BMS's business has increased significantly in recent years and the pipeline of opportunities continues to grow. The company has established a strong presence and sizeable installed base of equipment in the Middle East, with multiple customers, both local and U.S. government entities. We expect requirements for BMS equipment in the Middle East region to increase, particularly in view of recent events.

Outlook

What's in store for 2011, following the strongest year ever for the semiconductor equipment industry? For starters, analysts' estimates for 2011 semiconductor revenue growth range from 2.3% - 11%, with the consensus about 6%. Given the ongoing erosion in device ASPs, it's reasonable to expect that unit IC growth will be somewhat higher than that, even after productivity improvements. If this is correct, then moderate growth in final semiconductor manufacturing equipment seems reasonable for 2011. Moreover, there are multiple drivers for our semiconductor equipment business. First, our expanded product line, customer base and cross-selling synergies, resulting from the acquisition of Rasco, provide expanding opportunities. Second, the product ramp of our new thermal handler, Pyramid, is underway at a major microprocessor IDM and is expected to continue throughout the year. Third, as IC unit volumes increase, capacity additions will be needed across the industry, for pick and place and gravity handlers. Finally, we have a significant base of recurring, non-systems business that increases as our sales grow and has proven to be less susceptible to sharp declines during industry downturns.

I wish to thank our employees, customers, shareholders and suppliers for your continuing support during a demanding 2010. We look forward to growing Cohu profitably in 2011.

Sincerely,



James A. Donahue
Chairman of the Board,
President and Chief Executive Officer
March 7, 2011

(This page intentionally left blank)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

(Mark One)

[√] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-4298

COHU, INC.

(Exact name of registrant as specified in its charter)

Delaware	**95-1934119**
(State or other jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
12367 Crosthwaite Circle, Poway, California	**92064-6817**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (858) 848-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $1.00 par value	**The NASDAQ Stock Market LLC**
Preferred Share Purchase Rights, $1.00 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by nonaffiliates of the registrant was approximately $195,000,000 based on the closing stock price as reported by the NASDAQ Stock Market LLC as of June 25, 2010. Shares of common stock held by each officer and director and by each person or group who owns 5% or more of the outstanding common stock have been excluded in that such persons or groups may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 21, 2011 the Registrant had 24,002,993 shares of its $1.00 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for Cohu, Inc.'s 2011 Annual Meeting of Stockholders to be held on May 11, 2011, and to be filed pursuant to Regulation 14A within 120 days after registrant's fiscal year ended December 25, 2010, are incorporated by reference into Part III of this Report.

(This page intentionally left blank)

COHU, INC.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 25, 2010

TABLE OF CONTENTS

(This page intentionally left blank)

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains certain forward-looking statements including expectations of market conditions, challenges and plans, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the Safe Harbor provisions created by that statute. These forward-looking statements are based on management's current expectations and beliefs, including estimates and projections about our industries. Statements concerning financial position, business strategy, and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and may cause actual results to differ materially from management's current expectations. Such risks and uncertainties include those set forth in this Annual Report on Form 10-K under the heading "Item 1A. Risk Factors". The forward-looking statements in this report speak only as of the time they are made and do not necessarily reflect management's outlook at any other point in time. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or for any other reason. However, readers should carefully review the risk factors set forth in other reports or documents we file from time to time with the Securities and Exchange Commission ("SEC") after the date of this Annual Report.

PART I

Item 1. Business.

Cohu, Inc. ("Cohu", "we", "our" and "us") was incorporated under the laws of California in 1947, as Kalbfell Lab, Inc. and commenced active operations in the same year. Our name was changed to Kay Lab in 1954. In 1957, Cohu was reincorporated under the laws of the State of Delaware as Cohu Electronics, Inc. and in 1972, our name was changed to Cohu, Inc.

We have three reportable segments: semiconductor equipment, mobile microwave communication systems and video cameras. Our semiconductor equipment segment is comprised of our wholly owned subsidiaries Delta Design, Inc. ("Delta") and Rasco GmbH ("Rasco"). Delta develops, manufactures and sells pick-and-place semiconductor test handlers, burn-in related equipment and thermal sub-systems to semiconductor manufacturers and semiconductor test subcontractors throughout the world. Rasco develops, manufactures and sells gravity-feed and test-in-strip semiconductor test handling equipment used in final test operations by semiconductor manufacturers and test subcontractors. Our microwave communication systems segment is comprised of our wholly owned subsidiary Broadcast Microwave Services, Inc. ("BMS"). BMS develops, manufactures and sells microwave communications equipment to government agencies, law enforcement and public safety organizations, unmanned air vehicle program contractors, television broadcasters, entertainment companies, professional sports teams and other commercial entities. Our video camera segment ("Electronics Division") develops, manufactures and sells a wide selection of video cameras and related products, specializing in video solutions for security, surveillance and traffic monitoring. Customers for these products are distributed among security, surveillance, traffic control/management, scientific imaging and machine vision.

Sales by reportable segment, expressed as a percentage of total consolidated net sales, for the last three years were as follows:

	2010	2009	2008
Semiconductor equipment	85 %	70 %	76 %
Microwave communications	10 %	20 %	15 %
Video cameras	5 %	10 %	9 %
	100 %	100 %	100 %

Additional financial information on industry segments for each of the last three years is included in Note 7, "Segment and Related Information" in part IV, Item 15(a) of this Form 10-K.

Semiconductor Equipment

We are a worldwide supplier of semiconductor test handling systems, micro electro mechanical systems ("MEMS") test modules, burn-in equipment and thermal sub-systems. Our semiconductor equipment companies develop, manufacture, sell and service a broad line of equipment capable of handling a wide range of integrated circuit packages. Test handlers are electromechanical systems used to automate testing of the packaged integrated circuit in the "backend" of the semiconductor manufacturing process. Testing determines the quality and performance of the integrated circuit prior to shipment to customers. Testers are designed to verify the performance of the integrated circuit, such as microprocessors, logic, DRAM or mixed signal devices. Handlers are engineered to thermally condition and present for testing the packages that protect the integrated circuit. The majority of test handlers use either pick-and-place, gravity-feed or test-in-strip technologies. The integrated circuit package type normally determines the appropriate handling approach. Gravity-feed handling is the predominant solution for temperature testing of small outline leaded and non-leaded packages, as well as for packages with leads on only two sides. In gravity-feed handlers, integrated circuits are unloaded from plastic tubes, metal magazines or a bowl at the top of the machine and flow through the system, from top to bottom, propelled by the force of gravity. After testing, the integrated circuits are sorted and reloaded into tubes, magazines, bulk or tape for additional process steps or for shipment.

Integrated circuits with leads on all four sides, such as the quad flat pack, or with balls or pads on the bottom or sides of the package, such as ball grid array packages, and quad flat no-lead packages as well as certain low profile integrated circuits with leads on two sides, such as the thin small outline package, are predominately handled in pick-and-place systems. Pick-and-place handlers use robotic mechanisms to move integrated circuits from waffle-like trays and place them in precision transport boats or carriers for processing through the system. After testing, integrated circuits are sorted and reloaded into designated trays, based on test results.

Test-in-strip handlers test integrated circuits in strips or panels prior to the final singulation step in the semiconductor manufacturing process flow and are typically used for high-parallel testing applications. MEMS test modules are independent physical stimuli assemblies for testing of sensor integrated circuits typically used in the automotive and consumer electronics industries. These MEMS modules can be integrated to our gravity-feed, pick & place, or test-in-strip handlers for testing a variety of integrated circuits, including pressure sensors, acoustic sensors, magnetic field hall effect sensors, optical sensors and others.

To ensure quality, semiconductor manufacturers typically test integrated circuits at hot and/or cold temperatures, which can accelerate failures. Our test handler products are designed to provide a precisely controlled test environment, often over the range of -60 degrees Celsius to +175 degrees Celsius. In recent years, the speed and power of certain integrated circuits, such as microprocessors has increased, resulting in a substantial increase in the amount of heat that is generated within these high performance integrated circuits during the test process. This heat is capable of damaging or destroying the integrated circuit and can result in speed downgrading, when devices self-heat and fail to successfully test at their maximum possible speed. Device yields are extremely important and speed grading directly affects the selling price of the integrated circuit and the profitability of the semiconductor manufacturer. In addition to temperature capability, other key factors in the design of test handlers are cost, handling speed, flexibility, parallel test capability, system size and reliability.

Delta provides thermal sub-systems for use in advanced burn-in applications. These thermal sub-systems maintain and control the temperature of the integrated circuit during the burn-in testing process. Burn-in stresses devices for detection of early failures (infant mortality) prior to distribution. The burn-in process is also used by semiconductor manufacturers to develop reliability models of newly introduced devices. The objective of reliability testing is to determine a device's fault-free operation and estimated useful life by exposing the device to various electrical and thermal conditions that impact its performance.

Our products are complex, electromechanical systems, that are used in high-volume production environments and many are in service twenty-four hours per day, seven days a week. Customers continuously strive to increase the utilization of their production test equipment and expect high reliability from test handling and burn-in equipment. The availability of trained technical support personnel is an important competitive factor in the marketplace. Our semiconductor equipment companies deploy service engineers worldwide, often within customer production facilities, who work with customer personnel to maintain, repair and continuously improve the performance of our equipment.

Our Semiconductor Equipment Products

We offer products for the pick-and-place, gravity-feed, and strip semiconductor test handler, and burn-in markets. We currently sell the following products in the semiconductor equipment market:

Pick-and-place
The Delta **Castle** is a pick-and-place test handler capable of thermally conditioning devices from -60 degrees Celsius to +160 degrees Celsius. The Castle can position from one to nine devices for testing. Its large thermal soak chamber provides a continuous flow of thermally conditioned devices to the test site allowing the handler to process parts at high speed when running at temperature. The Castle incorporates an innovative vertical tray storage system that saves space on the test floor by minimizing the handler's footprint.

The Delta ***EDGE***™ is a pick-and-place handler that combines an economical design with a small footprint and fast index time (processing speed of the contactor placement mechanism). The ***EDGE***™ handler is designed to meet the needs of integrated circuit manufacturers and subcontractors who test at ambient and hot temperatures.

The Delta **MATRiX** is a high performance pick-and-place handler capable of thermally conditioning devices from -60 degrees Celsius to +175 degrees Celsius. It provides increased productivity in several dimensions of performance: up to three times higher throughput and four times higher parallelism than our previous generation products, and active thermal control per test site. With an adjustable test site configuration, customers can reuse existing load-boards, including those made for gravity handlers. The system also provides flexibility with field upgradeable options including a chamberless tri-temperature test site and auto contactor cleaning.

Delta's **Summit** series of pick-and-place thermal handlers are designed to meet the requirements of manufacturers of microprocessors, graphic processors and other high speed, high power integrated circuits. The Summit handlers incorporate Delta's proprietary thermal control technology. The Summit PTC, or Passive Thermal Control, and ATC, or Active Thermal Control, models dissipate the heat generated during test enabling the integrated circuit to be tested successfully at its maximum speed and performance.

The Delta **Pyramid** is our next generation thermal handler providing high throughput / high parallel test capabilities for microprocessors and graphics processors. The system is highly configurable and is capable of adapting to various customer requirements ranging from small netbook microprocessor testing up to high-end server product testing.

Gravity-Feed
Rasco's **SO1x00** is a high throughput gravity-feed platform that provides an economical solution for testing up to 8 devices in parallel. These handlers can be configured for tube-to-tube or metal magazine input and output, ambient-hot or tri-temperature testing and are easily kit-able for a wide range of integrated circuit packages.

Rasco's **SO2x00** is a modular platform that offers a reliable solution for testing small integrated circuit packages and up to 8 devices in parallel. The base platform can be configured with various input and output modules: tube, metal magazine, bowl, bulk, tape and reel, and an optional laser marking unit. These handlers can be configured for ambient-hot or tri-temperature testing.

Test-in-strip
Rasco's **SO3000**, test-in-strip handler, can process an entire strip at once or index the strip for single/multiple device testing. The system has tri-temperature capability, accommodates either stacked or slotted input/output media and can be configured with optional, automated vision alignment.

Micro Electro Mechanical Systems ("MEMS")
Rasco's **SO7000** MEMS series are modules that generate a physical stimuli for testing of sensor integrated circuits typically used in the automotive (tire pressure, airbag sensors) and consumer electronics (tilt, motion and light sensors) industries. The SO7000 modules are stand-alone units that can be integrated into Delta's or Rasco's pick-and-place, test-in-strip, or gravity-feed handlers.

Burn-in
Delta's **VTS300**, is an automated burn-in system that supports asynchronous loading and unloading of devices without system interruption to transform the burn-in process from a traditional batch-oriented process to a more efficient continuous-flow process.

Thermal Sub-Systems

Delta has developed custom thermal sub-systems that incorporate our proprietary thermal control technology which are used by integrated circuit manufacturers in high performance burn-in and system level test. These thermal sub-system products maintain and control the temperature of the integrated circuit during the testing process.

Spares

Delta and Rasco provide consumable and non-consumable items that are used to maintain, sustain or otherwise enable purchased equipment to meet or exceed its performance, availability and production requirements.

Tooling (kits)

Delta and Rasco design and manufacture a wide range of device dedication kits that enable their handler products to process different semiconductor packages.

Validation and Characterization

Delta's **ETC 2000** is used in engineering and device characterization applications. The ETC 2000 conditions semiconductors to desired test temperature and maintains temperature set point by efficiently dissipating the heat generated during device test.

Delta's **ETC 3000** is our next generation engineering and device characterization system. The ETC 3000 features fast and accurate thermal control technology for high precision characterization of high-power logic devices such as microprocessors and graphics processing units. The ETC 3000 uses the same thermal control technology as the Pyramid handler.

Sales by Product Line

In December, 2008 we purchased Rasco, which expanded our product line to include gravity-feed and test-in-strip semiconductor test handling equipment. During the year ended December 25, 2010, sales of our semiconductor equipment segment were distributed as follows: semiconductor test handler systems - 64%; thermal sub-systems and burn-in equipment - 1%; and spares, tooling (kits) and service - 35%. During the same period semiconductor test handler system sales were comprised of approximately 63% pick-and-place handlers with the balance attributed to gravity-feed and test-in-strip products. For the year ended December 26, 2009, sales of our semiconductor equipment segment were distributed as follows: semiconductor test handler systems - 24%; thermal sub-systems and burn-in equipment - 8%; and spares, tooling (kits) and service - 68%. During the same period semiconductor test handler system sales were comprised of approximately 76% pick-and-place handlers with the balance attributed to gravity-feed products and test-in-strip products.

Microwave Communications

BMS develops, manufactures and sells microwave communications equipment, antenna systems and associated equipment. These products are used in the transmission of video, audio and telemetry. Applications for these microwave data-links include unmanned aerial vehicles (UAVs), law enforcement, security and surveillance and electronic news gathering. Customers include government agencies, law enforcement and public safety organizations, unmanned air vehicle program contractors, television broadcasters, entertainment companies, professional sports teams and other commercial entities.

Video Cameras

The Electronics Division has developed, manufactured and sold closed circuit video or CCTV cameras, equipment and systems for over 50 years. The customer base for these products is distributed among traffic control and management, scientific imaging, security/surveillance and machine vision. The product line consists of a wide selection of video cameras and related products, specializing in video solutions for security, surveillance and traffic monitoring. Its products are high-performance, high-resolution cameras that meet the most demanding performance requirements and are resistant to harsh environments. To support its camera products, the Electronics Division also offers accessories including monitors, lenses and camera test equipment.

Customers

Semiconductor Equipment

Our customers include semiconductor manufacturers and subcontractors that perform test services for semiconductor manufacturers. Repeat sales to existing customers represent a significant portion of our sales. We rely on a limited number of customers for a substantial percentage of our net sales. During the last three years, two customers from our semiconductor equipment segment have comprised 10% or greater of our consolidated net sales as follows:

	2010	2009	2008
Intel	26 %	30 %	30 %
Texas Instruments	14 %	*	*
Advanced Micro Devices	*	11 %	15 %

* Less than 10% of net sales

The loss of, or a significant reduction in, orders by these or other significant customers, including reductions due to market, economic or competitive conditions or the outsourcing of final integrated circuit test to subcontractors that are not our customers would adversely affect our financial condition and results of operations and as a result, we believe that our customer concentration is a significant business risk.

Additional financial information on revenues from external customers by geographic area for each of the last three years is included in Note 7, "Segment and Related Information" in part IV, Item 15(a) of this Form 10-K.

Microwave Communications

Our customer base for microwave communications equipment is diverse and includes government agencies, law enforcement and public safety organizations, unmanned air vehicle program contractors, television broadcasters, entertainment companies, professional sports teams and other commercial entities throughout the world. No single customer of this segment accounted for 10% or more of our consolidated net sales in 2010, 2009 or 2008.

Video Cameras

Our customer base in the video camera industry segment is also diverse and includes end-users, government agencies, original equipment manufacturers, contractors and value-added resellers. No single customer of this segment accounted for 10% or more of our consolidated net sales in 2010, 2009 or 2008.

Sales and Marketing

We market our products worldwide through a combination of a direct sales force and independent sales representatives. In geographic areas where we believe there is sufficient sales potential, we generally employ our own personnel. The U.S. sales office for our semiconductor equipment businesses is located at Delta's Poway, California facility. In 1993, a foreign subsidiary was formed in Singapore to handle the sales and service of our test handling products to customers located in Southeast Asia. In 1995, a branch of the Singapore sales and service subsidiary was opened in Taipei, Taiwan. As a result of our acquisition of Rasco in December 2008 we have a direct sales force in Europe. Sales in Japan and Korea are made primarily through independent sales representatives.

Competition

Semiconductor Equipment

The semiconductor equipment industry is intensely competitive and is characterized by rapid technological change and demanding worldwide service requirements. Significant competitive factors include product performance, price, reliability, customer support and installed base of products. While we are a leading worldwide supplier of semiconductor test handling equipment, we face substantial competition and there are a large number of competitors for a relatively small worldwide market. The Japanese and Korean markets for test handling equipment are large and represent a significant percentage of the worldwide market. During each of the last three years our sales to Japanese and Korean customers, who have historically purchased test handling equipment from Asian suppliers, have represented less than 10% of our total sales. Some of our current and potential competitors have substantially greater financial, engineering, manufacturing and customer support capabilities and offer more extensive product offerings than Cohu. To remain competitive we believe we will require significant financial resources to offer a broad range of products, maintain customer support and service centers worldwide and to invest in research and development of new products. Failure to introduce new products in a timely manner or the introduction by competitors of products with actual or perceived advantages could result in a loss of competitive position and reduced sales of existing products. No assurance can be given that we will continue to compete successfully in the U.S. or throughout the world.

Microwave Communications and Video Camera

Our products in the microwave communications and video camera segments are sold in highly competitive markets throughout the world, where competition is on the basis of price, product performance and integration with customer requirements, service, product quality and reliability. Many of our competitors are divisions or segments of large, diversified companies with substantially greater financial, engineering, marketing, manufacturing and customer support capabilities than Cohu. No assurance can be given that we will continue to compete successfully in these market segments.

Backlog

Our backlog of unfilled orders for products, by segment, at December 25, 2010 and December 26, 2009, was as follows:

(in millions)	2010	2009
Semiconductor equipment	$ 86.8	$ 59.9
Microwave communications	9.9	15.4
Video cameras	2.9	3.8
Total consolidated backlog	$ 99.6	$ 79.1

Backlog is generally expected to be shipped within the next twelve months. Our backlog at any point in time may not be representative of actual sales in any future period due to the possibility of customer changes in delivery schedules, cancellation of orders, potential delays in product shipments, difficulties in obtaining parts from suppliers, failure to satisfy customer acceptance requirements and the inability to recognize revenue under accounting requirements. Furthermore, many orders are subject to cancellation or rescheduling by the customer with limited or no penalty. A reduction in backlog during any particular period could have a material adverse effect on our business, financial condition and results of operations. There is no significant seasonal aspect to our business.

Manufacturing and Raw Materials

Our manufacturing operations are currently located in Poway, California (BMS, Delta and Electronics Division); Tijuana, B.C. Mexico (Delta); Laguna, the Philippines (Delta); Kolbermoor, Germany (Rasco); and Kemel, Germany (BMS). Our microwave communications and video camera businesses perform internal assembly, final integration and test. Rasco relies on contract manufacturers for sub-assemblies while performing final integration and test in their Kolbermoor facility and Delta is in the process of transitioning certain portions of its handler manufacturing model to an outsourced model that utilizes contract manufacturers.

Many of the components and subassemblies we utilize are standard products, although certain items are made to our specifications. Certain components, particularly in our semiconductor equipment businesses, are obtained or are available from a limited number of suppliers. We seek to reduce our dependence on sole and limited source suppliers, however in some cases the complete or partial loss of certain of these sources could have a material adverse effect on our operations while we attempt to locate and qualify replacement suppliers.

Patents and Trademarks

Our proprietary technology is protected by various intellectual property laws including patents, licenses, trademarks, copyrights and trade secrets. In addition, we believe that, due to the rapid pace of technological change in the semiconductor equipment industry and our other business segments, the successful manufacture and sale of our products also depends upon our experience, technological know-how, manufacturing and marketing skills and speed of response to sales opportunities. In the absence of patent protection, we would be vulnerable to competitors who attempt to copy or imitate our products or processes. We believe our intellectual property has value and we have in the past and will in the future take actions we deem appropriate to protect such property from misappropriation. However, there can be no assurance such actions will provide meaningful protection from competition. Protecting our intellectual property rights or defending against claims brought by other holders of such rights, either directly against us or against customers we have agreed to indemnify, would likely be expensive and time consuming and could have a material adverse effect on our operations.

Research and Development

Certain of the markets in which we compete, particularly the semiconductor equipment industry, are characterized by rapid technological change. Research and development activities are carried on in our various subsidiaries and division and are directed toward development of new products and equipment, as well as enhancements to existing products and equipment. Our total research and development expense was $36.2 million in 2010, $32.0 million in 2009 and $38.1 million in 2008.

We work closely with our customers to make improvements to our existing products and in the development of new products. We expect to continue to invest heavily in research and development and must manage product transitions successfully as introductions of new products could adversely impact sales of existing products.

Environmental Laws

Our business is subject to numerous federal, state, local and international environmental laws. On occasion, we have been notified by local authorities of instances of noncompliance with local and/or state environmental laws. We believe we are in compliance with applicable federal, state, local and international regulations. Compliance with foreign, federal, state and local laws which have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment and the prevention of climate change have not had a material effect and is not expected to have a material effect upon the capital expenditures, results of operations or our competitive position. However, future changes in regulations may require expenditures that could adversely impact earnings in future years.

Executive Officers of the Registrant

The following sets forth the names, ages, positions and offices held by all executive officers of Cohu as of February 11, 2011. Executive Officers serve at the discretion of the Board of Directors, until their successors are appointed.

Name	Age	Position
Cohu:		
James A. Donahue	62	Chairman, President and Chief Executive Officer
Jeffrey D. Jones	49	Vice President, Finance and Chief Financial Officer
Cohu wholly owned subsidiaries:		
Luis A. Müller	41	President – Cohu Semiconductor Equipment Group
James G. McFarlane	60	Senior Vice President – Delta Design
Roger J. Hopkins	61	Vice President, Sales and Service – Delta – Rasco
Thomas G. Lightner	66	Vice President, Operations – Delta Design

Mr. Donahue has been employed by Delta Design since 1978 and has been President of Delta Design since May, 1983. In October, 1999, Mr. Donahue was named to the position of President and Chief Operating Officer of Cohu and was appointed to Cohu's Board of Directors. In June, 2000, Mr. Donahue was promoted to Chief Executive Officer.

Mr. Jones joined Delta Design in 2005 as Vice President Finance. In November 2007, Mr. Jones was named to the position of Vice President, Finance and Chief Financial Officer of Cohu. Prior to joining Delta Design, Mr. Jones, was a consultant from 2004 to June, 2005 and Vice President and General Manager of the Systems Group at SBS Technologies, Inc., a designer and manufacturer of embedded computer products, from 1998 to 2003.

Mr. Müller joined Delta Design in 2005 as Director of Engineering. In July 2008, Mr. Müller was promoted to the position of Vice President of the High Speed Handling Group for Delta Design and in January 2009 he was named Managing Director of Rasco GmbH. In January 2011, Mr. Müller was appointed President of Cohu's newly-formed Semiconductor Equipment Group which encompasses Cohu subsidiaries Delta Design, Inc. and Rasco GmbH.

Mr. McFarlane has been employed by Delta Design since 1989. He was Director of Engineering from 1992 to 1998 and was promoted to Vice President of Engineering in 1998. In 2000, Mr. McFarlane was promoted to Senior Vice President.

Mr. Hopkins has been employed by Delta Design since April 2008 as Vice President, Sales and Service. Prior to joining Delta, from January, 2003 until April, 2008 Mr. Hopkins was the Asian and Western Regional Manager at Aetrium, Incorporated, a supplier of semiconductor test handlers and reliability test systems. Additionally, Mr. Hopkins worked as Delta's Director of Sales from April, 2001 until December, 2002.

Mr. Lightner was promoted to Vice President, Operations of Delta in January 2011 and has been employed by Delta Design since July 2000 and has served as Delta's Vice President, Manufacturing from April 2001 to October 2007, Vice President, Operations, of BMS, Inc., the Company's wholly-owned microwave communications subsidiary from October 2007 to June 2010 and as Delta's Vice President, Quality from June 2010 to January 2011.

Employees

At December 25, 2010, we had approximately 1,100 employees. Our employee headcount has fluctuated in the last five years primarily due to the volatile business conditions in the semiconductor equipment industry. None of our employees are covered by collective bargaining agreements. We believe that a great part of our future success will depend on our continued ability to attract and retain qualified employees. Competition for the services of certain personnel, particularly those with technical skills, is intense. There can be no assurance that we will be able to attract, hire, assimilate and retain a sufficient number of qualified employees.

Available Information

Our web site address is www.cohu.com. We make available free of charge, on or through our web site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. Our Code of Business Conduct and Ethics and other documents related to our corporate governance is also posted on our web site at www.cohu.com/investors/corporategovernance. Information contained on our web site is not deemed part of this report.

Item 1A. Risk Factors.

Set forth below and elsewhere in this report on Form 10-K and in other documents we file with the SEC, are risks and uncertainties that could cause actual results to differ materially from the results expressed or implied by the forward-looking statements contained in this Annual Report. Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described below in addition to the other cautionary statements and risks described elsewhere, and the other information contained, in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Cohu, our business, financial condition and results of operations could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

The semiconductor industry we serve is highly volatile and unpredictable.

Visibility into our markets is limited. Our operating results are substantially dependent on our semiconductor equipment business. This capital equipment business is in turn highly dependent on the overall strength of the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of oversupply and excess capacity, which often have had a significant effect on the semiconductor industry's demand for capital equipment, including equipment of the type we manufacture and market. We anticipate that the markets for newer generations of semiconductors and semiconductor equipment may also be subject to similar cycles and severe downturns. Any significant reductions in capital equipment investment by semiconductor manufacturers and semiconductor test subcontractors will materially and adversely affect our business, financial position and results of operations. In addition, the volatile and unpredictable nature of semiconductor equipment demand has in the past and may in the future expose us to significant excess and obsolete and lower of cost or market inventory write-offs and reserve requirements. In 2010, 2009 and 2008, we recorded pre-tax inventory-related charges of approximately $1.7 million, $4.4 million, and $6.2 million, respectively, primarily as a result of changes in customer forecasts.

The semiconductor equipment industry in general and the test handler market in particular, is highly competitive.

The semiconductor test handler industry is intensely competitive and we face substantial competition from numerous companies throughout the world. The test handler industry, while relatively small in terms of worldwide market size compared to other segments of the semiconductor equipment industry, has an inordinately large number of participants resulting in intense competitive pricing pressures. Future competition may include companies that do not currently supply test handlers. Some of our competitors have substantially greater financial, engineering, manufacturing and customer support capabilities and provide more extensive product offerings. In addition, there are emerging semiconductor equipment companies that provide or may provide innovative technology incorporated in products that may compete successfully against our products. We expect our competitors to continue to improve the design and performance of their current products and introduce new products with improved performance capabilities. Our failure to introduce new products in a timely manner, the introduction by our competitors of products with perceived or actual advantages, or disputes over rights to use certain intellectual property or technology could result in a loss of our competitive position and reduced sales of, or margins on our existing products. We believe that competitive conditions in the semiconductor test handler market have intensified over the last several years. This intense competition has adversely impacted our product average selling prices and gross margins on certain products. If we are unable to reduce the cost of our existing products and successfully introduce new lower cost products we expect these competitive conditions to negatively impact our gross margin and operating results in the foreseeable future.

Semiconductor equipment is subject to rapid technological change, product introductions and transitions may result in inventory write-offs and our new product development involves numerous risks and uncertainties.

Semiconductor equipment and processes are subject to rapid technological change. We believe that our future success will depend in part on our ability to enhance existing products and develop new products with improved performance capabilities. We expect to continue to invest heavily in research and development and must manage product transitions successfully, as introductions of new products, including the products obtained in our acquisitions, may adversely impact sales and/or margins of existing products. In addition, the introduction of new products by us or by our competitors, the concentration of our revenues in a limited number of large customers, the migration to new semiconductor testing methodologies and the custom nature of our inventory parts increases the risk that our established products and related inventory may become obsolete, resulting in significant excess and obsolete inventory exposure. This increased exposure resulted in significant charges to operations during each of the years in the three-year period ended December 25, 2010. Future inventory write-offs and increased inventory reserve requirements could have a material adverse impact on our results of operations and financial condition.

The design, development, commercial introduction and manufacture of new semiconductor equipment is an inherently complex process that involves a number of risks and uncertainties. These risks include potential problems in meeting customer acceptance and performance requirements, integration of the equipment with other suppliers' equipment and the customers' manufacturing processes, transitioning from product development to volume manufacturing and the ability of the equipment to satisfy the semiconductor industry's constantly evolving needs and achieve commercial acceptance at prices that produce satisfactory profit margins. The design and development of new semiconductor equipment is heavily influenced by changes in integrated circuit assembly, test and final manufacturing processes and integrated circuit package design changes. We believe that the rate of change in such processes and integrated circuit packages is accelerating. As a result of these changes and other factors, assessing the market potential and commercial viability of handling and burn-in test equipment is extremely difficult and subject to a great deal of risk. In addition, not all integrated circuit manufacturers employ the same manufacturing processes. Differences in such processes make it difficult to design standard test products that are capable of achieving broad market acceptance. As a result, we might not accurately assess the semiconductor industry's future equipment requirements and fail to design and develop products that meet such requirements and achieve market acceptance. Failure to accurately assess customer requirements and market trends for new semiconductor test products may have a material adverse impact on our operations, financial condition and results of operations.

The transition from product development to the manufacture of new semiconductor equipment is a difficult process and delays in product introductions and problems in manufacturing such equipment are common. We have in the past and may in the future experience difficulties in manufacturing and volume production of our new equipment. In addition, as is common with semiconductor equipment, our after sale support and warranty costs have typically been significantly higher with new products than with our established products. Future technologies, processes and product developments may render our current or future product offerings obsolete and we might not be able to develop, introduce and successfully manufacture new products or make enhancements to our existing products in a timely manner to satisfy customer requirements or achieve market acceptance. Furthermore, we might not realize acceptable profit margins on such products.

Global economic conditions may have an impact on our business and financial condition in ways that we currently cannot predict.
Our operations and financial results depend on worldwide economic conditions and their impact on levels of business spending, which have deteriorated significantly in many countries and regions and may remain depressed for the foreseeable future. Continued uncertainties may reduce future sales of our products and services. While we believe we have a strong customer base and have experienced strong collections in the past, if the current market conditions deteriorate, we may experience increased collection times and greater write-offs, either of which could have a material adverse effect on our cash flow.

In addition, the tightening of credit markets and concerns regarding the availability of credit may make it more difficult for our customers to raise capital, whether debt or equity, to finance their purchases of capital equipment, including the products we sell. Delays in our customers' ability to obtain such financing, or the unavailability of such financing, would adversely affect our product sales and revenues and therefore harm our business and operating results. We cannot predict the timing, duration of or effect on our business of the economic slowdown or the timing or strength of a subsequent recovery.

A limited number of customers account for a substantial percentage of our net sales.
A small number of customers historically have been responsible for a significant portion of our net sales. In the year ended December 25, 2010, two customers of the semiconductor equipment segment each represented more than 10% of our consolidated net sales and, combined, they accounted for 40% (41% in 2009, and 45% in 2008) of our net sales. During the past five years, the percentage of our sales derived from each of these and other significant customers has varied greatly. Such variations are due to changes in the customers' business and their purchase of products from our competitors. It is common in the semiconductor test handler industry for customers to purchase equipment from more than one equipment supplier, increasing the risk that our competitive position with a specific customer may deteriorate. No assurance can be given that we will continue to maintain our competitive position with these or other significant customers. Furthermore, we expect the percentage of our revenues derived from significant customers will vary greatly in future periods. The loss of, or a significant reduction in, orders by these or other significant customers as a result of competitive products, market conditions, outsourcing final semiconductor test to test subcontractors that are not our customers or other factors, would have a material adverse impact on our business, financial condition and results of operations. Furthermore, the concentration of our revenues in a limited number of large customers is likely to cause significant fluctuations in our future annual and quarterly operating results.

We do not participate in the DRAM test handler market.
Pick-and-place handlers used in DRAM applications account for a significant portion of the worldwide test handler market. We do not participate in the DRAM market segment; therefore our total available sales market is limited.

If we cannot continue to develop, manufacture and market products and services that meet customer requirements for innovation and quality, our revenue and gross margin may suffer.
The process of developing new high technology products and services and enhancing existing products and services is complex, costly and uncertain, and any failure by us to anticipate customers' changing needs and emerging technological trends accurately could significantly harm our market share and results of operations. In addition, in the course of conducting our business, we must adequately address quality issues associated with our products and services, including defects in our engineering, design and manufacturing processes, as well as defects in third-party components included in our products. In order to address quality issues, we work extensively with our customers and suppliers and engage in product testing to determine the cause of quality problems and to determine appropriate solutions. Finding solutions to quality issues can be expensive and may result in additional

warranty, replacement and other costs, adversely affecting our profits. In addition, quality issues can impair our relationships with new or existing customers and adversely affect our reputation, which could lead to a material adverse effect on our operating results.

The cyclical nature of the semiconductor equipment industry places enormous demands on our employees, operations and infrastructure.

The semiconductor equipment industry is characterized by dramatic and sometimes volatile changes in demand for its products. Changes in product demand result from a number of factors including the semiconductor industry's continually changing and unpredictable capacity requirements and changes in integrated circuit design and packaging. Sudden changes in demand for semiconductor equipment have a significant impact on our operations. Typically, we reduce and increase our workforce, particularly in manufacturing, based on customer demand for our products. These changes in workforce levels place enormous demands on our employees, operations and infrastructure since newly hired personnel rarely possess the expertise and level of experience of current employees. Additionally, these transitions divert management time and attention from other activities and adversely impact employee morale. We have in the past and may in the future experience difficulties, particularly in manufacturing, in training and recruiting the large number of additions to our workforce. The volatility in headcount and business levels, combined with the cyclical nature of the semiconductor industry, may require that we invest substantial amounts in new operational and financial systems, procedures and controls. We may not be able to successfully adjust our systems, facilities and production capacity to meet our customers' changing requirements. The inability to meet such requirements will have an adverse impact on our business, financial position and results of operations.

The loss of key personnel could adversely impact our business.

Certain key personnel are critical to our business. Our future operating results depend substantially upon the continued service of our key personnel, many of whom are not bound by employment or non-competition agreements. Our future operating results also depend in significant part upon our ability to attract and retain qualified management, manufacturing, technical, engineering, marketing, sales and support personnel. Competition for qualified personnel, particularly those with technical skills, is intense, and we cannot ensure success in attracting or retaining qualified personnel. In addition, the cost of living in the San Diego, California area, where the majority of our personnel are located, is very high and we have had difficulty in recruiting prospective employees from other locations. There may be only a limited number of persons with the requisite skills and relevant industry experience to serve in these positions and it may become increasingly difficult for us to hire personnel over time. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees.

Compliance with regulations may impact sales to foreign customers.

Certain products and services that we offer require compliance with United States export and other regulations. Compliance with complex U.S. laws and regulations that apply to our international sales activities increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties. These laws and regulations include import and export requirements, the U.S. State Department International Traffic in Arms Regulations (ITAR) and U.S. laws such as the Foreign Corrupt Practices Act (FCPA), and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurance that our employees, contractors or agents will not violate our policies, or that our policies will be effective in preventing all potential violations. Any such violations could include prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Further, defending against claims of violations of these laws and regulations, even if we are successful, could be time-consuming, result in costly litigation, divert management's attention and resources and cause us to incur significant expenses.

We are exposed to the risks of operating a global business.
We are a global corporation with offices and subsidiaries in certain foreign locations to support our sales and services to the global semiconductor industry and, as such, we face risks in doing business abroad that we do not face domestically. Certain aspects inherent in transacting business internationally could negatively impact our operating results, including:

- costs and difficulties in staffing and managing international operations;
- unexpected changes in regulatory requirements;
- difficulties in enforcing contractual and intellectual property rights;
- longer payment cycles;
- local political and economic conditions;
- potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of "double taxation"; and
- fluctuations in currency exchange rates, which can affect demand and increase our costs.

Additionally, managing geographically dispersed operations presents difficult challenges associated with organizational alignment and infrastructure, communications and information technology, inventory control, customer relationship management, terrorist threats and related security matters and cultural diversities. If we are unsuccessful in managing such operations effectively, our business and results of operations will be adversely affected.

We utilize contract manufacturers and changes to those relationships, expected or unexpected, may result in delays or disruptions that could cause us to lose revenue and damage our customer relationships.
Our reliance on contract manufacturers gives us less control over the manufacturing process and exposes us to significant risks, including limited control over capacity, late delivery, quality and costs. In addition, it is time consuming and costly to qualify and implement additional contract manufacturer relationships. Therefore, if we should fail to effectively manage our contract manufacturer relationships or if one or more of them should experience delays, disruptions or quality control problems, or if we had to change or add additional contract manufacturers or contract manufacturing sites, our ability to ship products to our customers could be delayed. Also, the addition of manufacturing locations or contract manufacturers may increase the complexity of our supply chain management. We cannot be certain that existing or future contract manufacturers will be able to manufacture our products on a timely and cost-effective basis, or to our quality and performance specifications. If our contract manufacturers are unable to meet our manufacturing requirements in a timely manner, our ability to ship products and to realize the related revenues when anticipated could be materially affected.

Failure of critical suppliers to deliver sufficient quantities of parts in a timely and cost-effective manner could adversely impact our operations.
We use numerous vendors to supply parts, components and subassemblies for the manufacture of our products. It is not always possible to maintain multiple qualified suppliers for all of our parts, components and subassemblies. As a result, certain key parts may be available only from a single supplier or a limited number of suppliers. In addition, suppliers may cease manufacturing certain components that are difficult to replace without significant reengineering of our products. On occasion, we have experienced problems in obtaining adequate and reliable quantities of various parts and components from certain key suppliers. Our results of operations may be materially and adversely impacted if we do not receive sufficient parts to meet our requirements in a timely and cost effective manner.

We are exposed to risks associated with acquisitions and investments.
We have made, and may in the future make, acquisitions of, or significant investments in, businesses with complementary products, services and/or technologies. Acquisitions and investments involve numerous risks, including, but not limited to:

- difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired businesses;
- diversion of management's attention from other operational matters;
- the potential loss of key employees of acquired businesses;
- lack of synergy, or the inability to realize expected synergies, resulting from the acquisition;
- failure to commercialize purchased technology; and

- the impairment of acquired intangible assets and goodwill that could result in significant charges to operating results in future periods.

Mergers, acquisitions and investments are inherently risky and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations. At December 25, 2010 we had goodwill and net purchased intangible assets balances of $58.5 million and $26.5 million, respectively.

Third parties may violate our proprietary rights or accuse us of infringing upon their proprietary rights.
We rely on patent, copyright, trademark and trade secret laws to establish and maintain proprietary rights in our technology and products. Any of our proprietary rights may expire due to patent life, or be challenged, invalidated or circumvented. In addition, from time to time, we receive notices from third parties regarding patent or copyright claims. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources and cause us to incur significant expenses. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology or to substitute similar non-infringing technology, our business, financial condition and results of operations could be adversely affected.

A majority of our revenues are generated from exports to foreign countries, primarily in Asia, that are subject to economic and political instability and we compete against a number of Asian test handling equipment suppliers.
The majority of our export sales are made to destinations in Asia. Political or economic instability, particularly in Asia, may adversely impact the demand for capital equipment, including equipment of the type we manufacture and market. In addition, we face intense competition from a number of Asian suppliers that have certain advantages over U.S. suppliers, including us. These advantages include, among other things, proximity to customers, favorable tariffs and affiliation with significantly larger organizations. In addition, changes in the amount or price of semiconductors produced in Asia could impact the profitability or capital equipment spending programs of our foreign and domestic customers.

The occurrence of natural disasters in Asia and geopolitical instability caused by terrorist attacks and other threats may adversely impact our operations and sales.
Our Asian sales and service headquarters is located in Singapore and the majority of our sales are made to destinations in Asia. In addition, we have a location in the Philippines which fabricates certain component parts used in our products. These regions are known for being vulnerable to natural disasters and other risks, such as earthquakes, tsunamis, fires, and floods, which at times have disrupted the local economies. A significant earthquake or tsunami could materially affect operating results. We are not insured for most losses and business interruptions of this kind, and do not presently have redundant, multiple site capacity in the event of a natural disaster. In the event of such disaster, our business would suffer. Furthermore, we have customers throughout the Middle East and terrorist attacks or other threats in this region may cause geopolitical instability which may have an adverse impact on our business, results of operations and financial condition.

Our financial and operating results may vary and may fall below analysts' estimates, which may cause the price of our common stock to decline.
Our operating results may fluctuate from quarter to quarter due to a variety of factors including, but not limited to:

- timing and amount of orders from customers and shipments to customers;
- inability to recognize revenue due to accounting requirements;
- inventory writedowns;
- inability to deliver solutions as expected by our customers; and
- intangible and deferred tax asset writedowns.

Due to these factors or other unanticipated events, quarter-to-quarter comparisons of our operating results may not be reliable indicators of our future performance. In addition, from time to time our quarterly financial results may fall below the expectations of the securities and industry analysts who publish reports on our company or of investors in general. This could cause the market price of our stock to decline, perhaps significantly.

We have experienced significant volatility in our stock price.
A variety of factors may cause the price of our stock to be volatile. In recent years, the stock market in general, and the market for shares of high-technology companies in particular, including ours, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. During the last three years the price of our common stock has ranged from $7.00 to $20.52. The price of our stock may be more volatile than the stock of other companies due to, among other factors, the unpredictable and cyclical nature of the semiconductor industry, our significant customer concentration, intense competition in the test handler industry, our limited backlog making earnings predictability difficult and our relatively low daily stock trading volume. The market price of our common stock is likely to continue to fluctuate significantly in the future, including fluctuations related and unrelated to our performance.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Certain information concerning our principal properties at December 25, 2010, identified by business segment is set forth below:

Location	Approximate Sq. Footage	Ownership
Poway, California (1) (2) (3) (4)	338,000	Owned
Kolbermoor, Germany (1)	40,000	Owned
Calamba City, Laguna, Philippines (1)	37,000	Leased
Singapore (1)	24,000	Leased
Chandler, Arizona (1)	10,000	Owned
Heidenrod – Kemel, Germany (3)	5,000	Leased

(1) Semiconductor equipment
(2) Video cameras
(3) Microwave Communications
(4) Cohu Corporate offices

In addition to the locations listed above, we lease other properties primarily for sales and service offices in various locations. We believe our facilities are suitable for their respective uses and are adequate for our present needs.

Item 3. Legal Proceedings.

From time-to-time we are involved in various legal proceedings, examinations by various tax authorities and claims that have arisen in the ordinary course of our businesses. Although the outcome of such legal proceedings, claims and examinations cannot be predicted with certainty, we do not believe any such matters exist at this time that will have a material adverse effect on our financial position or results of our operations.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) Market Information

Cohu, Inc. stock is traded on the NASDAQ Global Select Market under the symbol "COHU". The following table sets forth the high and low sales prices as reported on the NASDAQ Global Select Market during the last two years.

	Fiscal 2010		Fiscal 2009	
	High	Low	High	Low
First Quarter	$ 14.89	$ 11.85	$ 12.37	$ 7.05
Second Quarter	$ 17.11	$ 12.56	$ 10.48	$ 7.00
Third Quarter	$ 16.00	$ 11.16	$ 13.94	$ 8.22
Fourth Quarter	$ 16.30	$ 11.86	$ 14.19	$ 10.80

Holders

At February 11, 2011, Cohu had 647 stockholders of record.

Dividends

We have paid consecutive quarterly dividends since 1977 and, as discussed below, expect to continue doing so. Cash dividends, per share, declared in 2010 and 2009 were as follows:

	Fiscal 2010	Fiscal 2009
First Quarter	$ 0.06	$ 0.06
Second Quarter	$ 0.06	$ 0.06
Third Quarter	$ 0.06	$ 0.06
Fourth Quarter	$ 0.06	$ 0.06
Total	$ 0.24	$ 0.24

We intend to continue to pay quarterly dividends subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interests of our stockholders. Our dividend policy may be affected by, among other items, our views on potential future capital requirements, including those related to research and development, investments and acquisitions, legal risks and stock repurchases.

Equity Compensation Plan Information

The following table summarizes information with respect to equity awards under Cohu's equity compensation plans at December 25, 2010 *(in thousands, except per share amounts)*:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (1)	Weighted average exercise price of outstanding options, warrants and rights (b) (2)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,583	$ 12.89	1,511 (3)
Equity compensation plans not approved by security holders	-	-	-
	3,583	$ 12.89	1,511

(1) Includes options and restricted stock units (RSUs) outstanding under Cohu's equity incentive plans, as no stock warrants or other rights were outstanding as of December 25, 2010.

(2) The weighted average exercise price of outstanding options, warrants and rights does not take RSUs into account as RSUs have a de minimus purchase price.

(3) Includes 257,594 shares of common stock reserved for future issuance under the Cohu 1997 Employee Stock Purchase Plan.

For further details regarding Cohu's equity compensation plans, see Note 5, "Employee Benefit Plans", included in Part IV, Item 15(a) of this Form 10-K.

Comparative Stock Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act except to the extent that Cohu specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The graph below compares the cumulative total stockholder return on the common stock of Cohu for the last five fiscal years with the cumulative total return on a Peer Group Index and a NASDAQ Market Index over the same period (assuming the investment of $100 in Cohu's common stock, Peer Group Index and NASDAQ Market Index on January 1, 2006 and reinvestment of all dividends). The Peer Group Index set forth on the Performance Graph is the index for Hemscott, Inc., Industry Group 834 "Semiconductor Equipment/Material". Industry Group 834 is comprised of approximately 60 publicly-held semiconductor equipment and other related companies. Historical stock price performance is not necessarily indicative of future stock price performance.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG COHU INC., NASDAQ MARKET INDEX, SEMICONDUCTOR EQUIPMENT & MATERIALS
$140
$120
$100
$80
$60
$40
$20
$0
12/31/2005
12/30/2006
12/30/2007
12/27/2008
12/26/2009
12/25/2010
Cohu, Inc.
NASDAQ Index
Semiconductor Equipment & Materials

	2005	2006	2007	2008	2009	2010
Cohu, Inc.	$ 100	$ 89	$ 69	$ 55	$ 65	$ 76
NASDAQ Index	$ 100	$ 110	$ 123	$ 71	$ 107	$ 126
Peer Group	$ 100	$ 113	$ 107	$ 57	$ 83	$ 90

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with Cohu's Consolidated Financial Statements and Notes thereto included in Part IV, Item 15(a) and with Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7. In December, 2008, we purchased Rasco. The results of Rasco's operations have been included in our consolidated financial statements since that date. In March, 2007, we purchased Tandberg Television AVS GmbH ("AVS"). The results of AVS' operations have been included in our consolidated financial statements since that date. In May 2006, we sold substantially all the assets of FRL, Incorporated ("FRL"), which comprised our metal detection equipment segment. As a result of the divestiture of FRL, we are reporting FRL as a discontinued operation for all periods presented. In March, 2006, we purchased certain intellectual property, fixed assets, inventory and a customer contract of Unisys' Unigen operation ("Unigen"). The results of Unigen's operations have been included in our consolidated financial statements since that date.

Years Ended, *(in thousands, except per share data)*	Dec. 25 2010	Dec. 26 2009	Dec. 27 2008	Dec. 29 2007	Dec. 30 2006
Consolidated Statement of Operations Data:					
Net sales	$ 322,667	$ 171,261	$ 199,659	$ 241,389	$ 270,106
Income (loss) from continuing operations [(1)]	$ 24,644	$ (28,168)	$ (5,443)	$ 8,021	$ 18,626
Net income (loss) [(1)]	$ 24,644	$ (28,168)	$ (5,443)	$ 7,978	$ 17,681
Income (loss) from continuing operations per common share - basic	$ 1.04	$ (1.20)	$ (0.23)	$ 0.35	$ 0.82
Income (loss) from continuing operations per common share – diluted	$ 1.02	$ (1.20)	$ (0.23)	$ 0.34	$ 0.81
Net income (loss) per common share – basic	$ 1.04	$ (1.20)	$ (0.23)	$ 0.35	$ 0.78
Net income (loss) per common share – diluted	$ 1.02	$ (1.20)	$ (0.23)	$ 0.34	$ 0.77
Cash dividends per share, paid quarterly	$ 0.24	$ 0.24	$ 0.24	$ 0.24	$ 0.24
Consolidated Balance Sheet Data:					
Total consolidated assets	$ 366,043	$ 330,118	$ 344,169	$ 340,379	$ 326,339
Working Capital	$ 168,683	$ 139,597	$ 155,589	$ 234,345	$ 225,520

(1) The year ended December 26, 2009 includes a charge of $19.6 million for an increase in the valuation allowance against our deferred tax assets. The year ended December 27, 2008 includes a charge for excess inventory of $5.5 million at Delta and a charge of $2.6 million for acquired in-process research and development from the acquisition of Rasco.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

Cohu operates in three business segments. Our primary business is the development, manufacture, sale and servicing of test handling and burn-in related equipment, and thermal sub-systems for the global semiconductor industry through our wholly-owned subsidiaries, Delta Design, Inc. and Rasco GmbH. This business is significantly dependent on capital expenditures by semiconductor manufacturers and test subcontractors, which in turn is dependent on the current and anticipated market demand for semiconductors that is subject to cyclical trends. We expect that the semiconductor equipment industry will continue to be cyclical and volatile in part because consumer electronics, the principal end market for integrated circuits, is a highly dynamic industry and demand is difficult to accurately predict. Our other businesses produce mobile microwave communications equipment (Broadcast Microwave Services, Inc.) and video cameras and accessories (Cohu Electronics Division).

Orders for semiconductor test and assembly equipment as reported by Semiconductor Equipment and Materials International (SEMI) declined in August, following seventeen months of sequential increases and continued to decline through November until increasing again in December. Despite the industry-wide slowdown in orders, industry analysts Gartner and VLSI believe that 2010 was the strongest growth year ever for the semiconductor equipment industry, following the biggest decline ever in 2009. Strong demand for our products driven by high rates of equipment utilization in customers' test facilities resulted in record orders and sales levels in 2010. Our orders increased sequentially since the first quarter of fiscal 2009 and were at their highest level ever in the second quarter of fiscal 2010. After this period of rapid growth, we began to see indications of reduced near term demand from some customers and, as a result, orders for our semiconductor equipment decreased during the second half of fiscal 2010.

Inventory exposure is common in the semiconductor equipment industry due to the narrow customer base, the custom nature of the products we provide, and the shortened product life cycles that are caused by rapid changes in semiconductor manufacturing technology. Our operating results in the last three years have been impacted by charges to cost of sales related to excess, obsolete and lower of cost or market inventory issues. These charges totaled approximately $12.3 million during the three-year period ended December 25, 2010 and were primarily the result of decreases or frequent changes in customer forecasts and, to a lesser extent, changes in our sales product mix.

Our non-semiconductor equipment businesses comprised approximately 21% of our consolidated revenues during the last three years (15% for the year ended December 25, 2010). Our microwave communications business develops, manufactures and sells mobile microwave communications equipment, antenna systems and associated equipment. These products are used in the transmission of video, audio, and telemetry. Applications for these microwave data-links include unmanned aerial vehicles ("UAVs"), public safety, security, surveillance, and electronic news gathering. Customers for these products are government agencies, public safety organizations, UAV program contractors, television broadcasters, and other commercial entities. Operating results for our microwave communications segment were strong again in 2010, and opportunities and prospects for this business continue to grow, especially in the law enforcement, government surveillance and combat tactical UAV markets.

Our video camera segment develops, manufactures and sells a wide selection of video cameras and related products, specializing in video solutions for security, surveillance and traffic monitoring. Customers for these products are distributed among security, surveillance, traffic control/management, scientific imaging and machine vision. This business was profitable again in 2010 and we expect the future operating results of this segment to improve as we introduce our new High Definition, Internet Protocol ("IP") cameras for the traffic and high end security and surveillance markets.

Our management team uses several performance metrics to manage our businesses. These metrics mainly focus on near-term forecasts due to the short-term nature of our backlog and include (i) orders and backlog for the most recently completed quarter and the forecast for the next quarter; (ii) inventory levels and related excess exposures typically based on the forecast for the next twelve months; (iii) gross margin and other operating expense trends; (iv) cash flow; (v) industry data and trends noted in various publicly available sources; and (vi) competitive factors and information. Due to the short-term nature of our order backlog that historically has represented about three months of business and the inherent volatility of the semiconductor equipment business, our past performance is frequently not indicative of future near term operating results or cash flows.

Application of Critical Accounting Estimates and Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, forecasts and on various other assumptions that are believed to be reasonable under the circumstances, however actual results may differ from those estimates under different assumptions or conditions. The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates that we believe are the most important to an investor's understanding of our financial results and condition and require complex management judgment include:

- revenue recognition, including the deferral of revenue on sales to customers, which impacts our results of operations;
- estimation of valuation allowances and accrued liabilities, specifically product warranty, inventory reserves and allowance for bad debts, which impact gross margin or operating expenses;

- the recognition and measurement of current and deferred income tax assets and liabilities, unrecognized tax benefits and the valuation allowance on deferred tax assets, which impact our tax provision;
- the assessment of recoverability of long-lived assets including goodwill and other intangible assets, which primarily impacts gross margin or operating expenses if we are required to record impairments of assets or accelerate their depreciation; and
- the valuation and recognition of share-based compensation, which impacts gross margin, research and development expense, and selling, general and administrative expense.

Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies; however, these policies typically do not require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition: We generally recognize revenue upon shipment and title passage for established products (i.e., those that have previously satisfied customer acceptance requirements) that provide for full payment tied to shipment. Revenue for products that have not previously satisfied customer acceptance requirements or from sales where customer payment dates are not determinable is recognized upon customer acceptance. For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements.

Accounts Receivable: We maintain an allowance for bad debts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty: We provide for the estimated costs of product warranties in the period sales are recognized. Our warranty obligation estimates are affected by historical product shipment levels, product performance and material and labor costs incurred in correcting product performance problems. Should product performance, material usage or labor repair costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory: The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand for our products. The demand forecast is a direct input in the development of our short-term manufacturing plans. We record valuation reserves on our inventory for estimated excess and obsolete inventory and lower of cost or market concerns equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future product demand, market conditions and product selling prices. If future product demand, market conditions or product selling prices are less than those projected by management or if continued modifications to products are required to meet specifications or other customer requirements, increases to inventory reserves may be required which would have a negative impact on our gross margin.

Income Taxes: We estimate our liability for income taxes based on the various jurisdictions where we conduct business. This requires us to estimate our (i) current taxes; (ii) temporary differences that result from differing treatment of certain items for tax and accounting purposes and (iii) unrecognized tax benefits. Temporary differences result in deferred tax assets and liabilities that are reflected in the consolidated balance sheet. The deferred tax assets are reduced by a valuation allowance if, based upon all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Establishing, reducing or increasing a valuation allowance in an accounting period generally results in an increase or decrease in tax expense in the statement of operations. We must make significant judgments to determine the provision for income taxes, deferred tax assets and liabilities, unrecognized tax benefits and any valuation allowance to be recorded against deferred tax assets. Our gross deferred tax asset balance as of December 25, 2010 was approximately $29.1 million, with a valuation allowance of approximately $23.3 million. Our deferred tax assets consist primarily of reserves and accruals that are not yet deductible for tax and tax credit and net operating loss carryforwards.

Goodwill, Purchased Intangible Assets and Other Long-lived Assets: We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on customer forecasts, industry trade organization data and general economic conditions. We conduct our annual impairment test as of October 1 of each year, and have determined there to be no impairment. There were no events or circumstances from the date of our assessment through December 25, 2010 that would impact this conclusion. In a future period, should an event occur that leads us to determine that an interim goodwill impairment review is required, the facts and estimates utilized at that time may differ resulting in an impairment charge which could have a significant negative impact on our operating results.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For long-lived assets, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

Contingencies: We are subject to certain contingencies that arise in the ordinary course of our businesses which require us to assess the likelihood that future events will confirm the existence of a loss or an impairment of an asset. If a loss or asset impairment is probable and the amount of the loss or impairment is reasonably estimable, we accrue a charge to operations in the period such conditions become known.

Share-based Compensation: Share-based compensation expense related to stock options is recorded based on the fair value of the award on its grant date which we estimate using the Black-Scholes valuation model. Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of our common stock on the grant date, reduced by the present value of dividends expected to be paid on our common stock prior to vesting of the restricted stock unit.

Recent Accounting Pronouncements

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 1, "Recent Accounting Pronouncements" in Part IV, Item 15(a) of this Form 10-K.

RESULTS OF OPERATIONS

The following table summarizes certain operating data from continuing operations as a percentage of net sales in each of the last three years.

	2010	2009	2008
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	(65.9)	(69.4)	(67.5)
Gross margin	34.1	30.6	32.5
Research and development	(11.2)	(18.7)	(19.1)
Selling, general and administrative	(13.7)	(20.7)	(18.3)
Acquired in-process research and development	-	-	(1.3)
Income (loss) from operations	9.2 %	(8.8)%	(6.2)%

In December 2008, we purchased Rasco. The results of Rasco's operations have been included in our consolidated financial statements since that date. The portion of the purchase price allocated to in-process research and development ("IPR&D") was expensed immediately upon the closing of the acquisition and therefore, $2.6 million related to IPR&D was included as an operating expense in our results of operations for the year ended December 27, 2008.

2010 Compared to 2009

Net Sales

During 2010, our consolidated net sales were approximately $322.7 million, an increase of 88.4% from the prior year. Sales of semiconductor equipment increased 128.0% to $273.6 million and accounted for 84.8% of consolidated net sales in 2010 versus 70.1% in 2009. During fiscal 2010 the sales of our semiconductor equipment business improved significantly as a result of high rates of equipment utilization on customer test floors that required investment in additional capacity, market share gains, capacity additions on new test floors and the sales synergies of our broad product line.

Sales of microwave communications equipment accounted for approximately $31.7 million or 9.8% of consolidated net sales in 2010, a decrease of 7.0% when compared to 2009. The decrease during 2010 was primarily a result of lower sales to customers in the government surveillance market. Additionally, 2009 sales included approximately $4.6 million of revenue previously deferred compared to approximately $3.1 million of revenue deferred from 2010 to a future year, in accordance with our revenue recognition policy.

Sales of video cameras accounted for 5.4% of consolidated net sales in 2010 and increased $0.2 million or 1.3% when compared 2009.

Gross Margin

Gross margin consists of net sales less cost of sales. Cost of sales consists primarily of the cost of materials, assembly and test labor, and overhead from operations. Our gross margin can fluctuate due to a number of factors, including, but not limited to, the mix of products sold, product support costs, inventory reserve adjustments, and utilization of manufacturing capacity. Our gross margin, as a percentage of net sales, increased to 34.1% in 2010 from 30.6% in 2009. While higher than 2009, due to the leverage generated by increased business volume and lower charges for excess and obsolete inventory, our gross margin in 2010 was impacted by higher costs due to the unforecasted production of our new test handlers in our Poway plant, rather than at lower cost subcontractors, to meet customer delivery requirements and other new product start-up costs.

Our gross margin has been impacted by charges to cost of sales related to excess, obsolete and lower of cost or market inventory issues. We compute the majority of our excess and obsolete inventory reserve requirements using a one-year inventory usage forecast. During 2010 and 2009, we recorded net charges to cost of sales of approximately $1.7 million and $4.4 million, respectively, for excess and obsolete inventory. While we believe our reserves for excess and obsolete inventory and lower of cost or market concerns are adequate to cover known exposures at December 25, 2010, reductions in customer forecasts or continued modifications to products, as a result of our failure to meet specifications or other customer requirements, may result in additional charges to operations that could negatively impact our gross margin in future periods. Conversely, if our actual inventory usage is greater than our forecasted usage, our gross margin in future periods may be favorably impacted.

Research and Development Expense ("R&D Expense")

R&D expense consists primarily of salaries and related costs of employees engaged in ongoing research, product design and development activities, costs of engineering materials and supplies, and professional consulting expenses. During 2010 R&D expense as a percentage of net sales was 11.2% compared to 18.7% in 2009, increasing in absolute dollars from $32.0 million in 2009 to $36.2 million in 2010. During 2010, R&D spending increased, primarily within our semiconductor equipment business, as a result of reinstating employee pay cuts that were in effect during 2009 and increased material costs related to product development.

Selling, General and Administrative Expense ("SG&A Expense)

SG&A expense consists primarily of salaries and benefit costs of employees, commission expense for independent sales representatives, product promotion and costs of professional services. SG&A expense as a percentage of net sales decreased to 13.7% in 2010, from 20.7% in 2009, increasing in absolute dollars to $44.1 million in 2010 from $35.5 million in 2009 due primarily to higher variable selling expenses as a result of increased sales within our semiconductor equipment segment and reinstating employee pay cuts that were in effect through 2009. During 2009 SG&A spending across all our segments was reduced as a result of lower business volume and through cost control measures implemented in response to the global economic crisis which included head count and pay reductions.

Interest and other, net

Interest and other, net was approximately $0.6 million and $1.3 million in 2010 and 2009, respectively. Our interest income was lower in 2010 due to lower short-term interest rates.

Income Taxes

The provision for income taxes expressed as a percentage of pre-tax income or loss was 18.5% in 2010 and 104.2% in 2009. The provision for income taxes for the year ended December 25, 2010 differs from the U.S. federal statutory rate primarily due to a decrease in the valuation allowance on our deferred tax assets, foreign income taxed at different rates and other factors. The provision for income taxes for the year ended December 26, 2009 differs from the U.S. federal statutory rate primarily due to an increase in the valuation allowance on our deferred tax assets.

Companies are required to assess whether a valuation allowance should be recorded against their deferred tax assets ("DTAs") based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether DTAs will be realized are, (1) future reversals of existing taxable temporary differences (i.e. offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. We have evaluated our DTAs each reporting period, including an assessment of our cumulative income or loss over the prior three-year period and future periods, to determine if a valuation allowance was required. A significant negative factor in our assessment was Cohu's three-year cumulative U.S. loss history at the end of the 2009 and 2010 fiscal year periods.

After a review of the four sources of taxable income described above and in view of our three-year cumulative U.S. loss, we recorded an increase in our valuation allowance on U.S. DTAs, with a corresponding charge to our income tax provision, of approximately $19.6 million in the second quarter of fiscal 2009. Our valuation allowance on DTAs at December 25, 2010 and December 26, 2009 was approximately $23.3 million and $24.9 million, respectively. The remaining gross DTAs for which a valuation allowance was not recorded are realizable through future reversals of existing taxable temporary differences or loss carryback. As the realization of DTAs is determined by tax jurisdiction, the significant deferred tax liability recorded as part of the 2008 acquisition of Rasco, a German corporation, was not a source of taxable income in assessing the realization of our DTAs in the U.S.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate and further explanation of our provision for income taxes, see Note 6, "Income Taxes", included in Part IV, Item 15(a) of this Form 10-K, which is incorporated herein by reference.

As a result of the factors set forth above, our net income was $24.6 million in 2010, compared to a net loss of $28.2 million in 2009.

2009 Compared to 2008

Net Sales

During 2009, our consolidated net sales were approximately $171.3 million, a decrease of 14.2% from the prior year. Sales of semiconductor equipment decreased 21.1% to $120.0 million and accounted for 70.1% of consolidated net sales in 2009 versus 76.2% in 2008. Sales recorded by our semiconductor equipment segment during 2009 include twelve months of sales activity for Rasco. Total semiconductor equipment sales generated by Rasco, during 2009, were approximately $18.5 million. The 2009 worldwide demand for semiconductors was dramatically reduced due to the global recession resulting in significant idle capacity for semiconductor manufacturers and lower demand for semiconductor equipment which impacted our sales. During the second half of 2009 demand increased for semiconductor test handlers, device kits, spares, equipment upgrades and repairs, as our customers adjusted their production to respond to increased demand from their customers.

Sales of microwave communications equipment accounted for approximately $34.1 million or 19.9% of consolidated net sales in 2009, an increase of 16.7% when compared to 2008. The increase during 2009 was primarily a result of increased sales to unmanned air vehicle program contractors. Additionally, 2009 sales included the recognition of approximately $4.6 million of revenue previously deferred in accordance with our revenue recognition policy.

Sales of video cameras accounted for 10.0% of consolidated net sales in 2009 and decreased $1.1 million or 6.2% when compared 2008. The decreased sales in 2009 were a result of delayed funding for certain state and local government projects as a result of the economic recession. Additionally, video camera sales in 2008 benefitted from the recognition of $0.5 million in deferred revenue upon the receipt of customer acceptance on a contract with a government subcontractor.

Gross Margin

Our gross margin, as a percentage of net sales, decreased to 30.6% in 2009 from 32.5% in 2008 as a result of lower sales volume in our semiconductor equipment segment and increased costs from the initial production of next generation handler products in our California plant. During 2008 our gross margin was favorably impacted by approximately $4.5 million when we sold certain inventory for a semiconductor burn-in system that had been previously reserved due to a decline in customer forecasts.

During 2009 and 2008, we recorded net charges to cost of sales of approximately $4.4 million and $6.2 million, respectively, for excess and obsolete inventory.

Research and Development Expense

R&D expense in 2009 includes twelve months of costs for Rasco. During 2009 R&D expense as a percentage of net sales was 18.7% compared to 19.1% in 2008, decreasing from $38.1 million in 2008 to $32.0 million in 2009. During 2009, R&D spending was reduced by approximately $10.1 million primarily within our semiconductor equipment business through cost control measures. Additionally, as our new pick-in-place test handler systems began to make the transition into production we incurred lower labor and material costs associated with product development. These reductions were partially offset by $4.0 million in incremental R&D expense that resulted from the acquisition of Rasco.

Selling, General and Administrative Expense

SG&A expense in 2009 includes twelve months of costs for Rasco. SG&A expense as a percentage of net sales increased to 20.7% in 2009, from 18.3% in 2008 yet decreased, in absolute dollars, to $35.5 million in 2009 from $36.6 million in 2008. During 2009 SG&A spending, across all our segments was reduced by approximately $6.6 million primarily as a result of lower business volume and through cost control measures implemented in response to the global economic crisis which included head count and pay reductions and suspension of the matching contribution to our 401(k) plan. These reductions were partially offset by $5.5 million in incremental SG&A expense resulting from the acquisition of Rasco.

Interest and other, net

Interest and other, net was approximately $1.3 million and $5.5 million in 2009 and 2008, respectively. Our interest income was lower in 2009 due to a decrease in our cash and investment balances as a result of the Rasco acquisition which occurred in December, 2008 and lower short-term interest rates.

Income Taxes

The provision (benefit) for income taxes expressed as a percentage of pre-tax income was 104.2% in 2009 and (20.2)% in 2008. The provision for income taxes for the year ended December 26, 2009 differs from the U.S. federal statutory rate primarily due to an increase in the valuation allowance on our DTAs of approximately $19.6 million recorded in the second fiscal quarter. The benefit for income taxes for the year ended December 27, 2008 differs from the U.S. federal statutory rate primarily due to state taxes, research and development tax credits, settlement of prior year tax returns, IPR&D with no tax benefit and changes in the valuation allowance on deferred tax assets and the liability for unrecognized tax benefits, by the effects of accounting guidance that does not allow deferred tax benefits to be initially recognized on compensation expense related to incentive stock options and employee stock purchase plans and interest expense recorded on unrecognized tax benefits.

As a result of the factors set forth above, our net loss was $28.2 million in 2009, compared to a net loss of $5.4 million in 2008.

LIQUIDITY AND CAPITAL RESOURCES

Our business is dependent on capital expenditures by semiconductor manufacturers and test subcontractors that are, in turn, dependent on the current and anticipated market demand for semiconductors. The cyclical and volatile nature of demand for semiconductor equipment, our primary industry, makes estimates of future revenues, results of operations and net cash flows difficult.

Our primary historical source of liquidity and capital resources has been cash flow generated by our operations and we manage our businesses to maximize operating cash flows as our primary source of liquidity. We use cash to fund growth in our operating assets and to fund new products and product enhancements primarily through research and development.

Liquidity

Working Capital: The following summarizes our cash, cash equivalents, short-term investments and working capital at December 25, 2010 and December 26, 2009:

(in thousands)	2010	2009	Increase	Percentage Change
Cash, cash equivalents and short-term investments	$ 98,175	$ 84,906	$ 13,269	16 %
Working capital	$ 168,683	$ 139,597	$ 29,086	21 %

Cash Flows

Operating Activities: Cash generated from operating activities consists of net income or loss, adjusted for non-cash expenses and changes in operating assets and liabilities. Non-cash items include depreciation and amortization; share-based compensation expense; and deferred income taxes. Our net cash flows provided from operating activities in 2010 totaled $19.5 million compared to $2.8 million in 2009. The increase in cash provided by operating activities was primarily due to a significant increase in business volume and profitability, primarily within our semiconductor equipment segment, in 2010. Cash provided by operating activities was impacted by changes in current assets and liabilities and included increases in: accounts receivable of $23.4 million; inventories of $13.9 million; deferred profit of $9.5 million and income tax payable of $7.3 million. The increases in accounts receivable and inventories were driven primarily by our semiconductor equipment operations and resulted from increased business volume and inventory purchases made to support production requirements. The increase in deferred profit was primarily due to the deferral of revenue related to certain semiconductor test handlers and microwave communication equipment in accordance with our revenue recognition policy. The increase in income taxes payable is a result of increased profitability and the timing of tax payments.

Investing Activities: Investing cash flows consist primarily of cash used for capital expenditures in support of our businesses, proceeds from investment maturities, and cash used for purchases of investments and business acquisitions. Our net cash used for investing activities in 2010 totaled $9.8 million and was primarily the result of $52.5 million in cash used for purchases of short-term investments, offset by $47.0 million in net proceeds from sales and maturities of short-term investments. We invest our excess cash, in an attempt to seek the highest available return while preserving capital, in short-term investments since excess cash is only temporarily available and may be required for a business-related purpose. Other expenditures in 2010 included purchases of property, plant and equipment of $4.6 million. The purchases of property, plant and equipment were primarily made to support activities in our semiconductor equipment and microwave communications equipment businesses and consisted primarily of equipment used in engineering, manufacturing and related functions.

Financing Activities: Cash provided by financing activities consisted of net proceeds from the issuance of common stock under our equity incentive and employee stock purchase plans, which totaled $3.6 million during 2010. We issue stock options and maintain an employee stock purchase plan as components of our overall employee compensation. Cash used in financing activities consisted of amounts distributed to our stockholders in the form of cash dividends. We declared and paid dividends totaling $5.7 million, or $0.24 per common share, during 2010. On January 26, 2011, we announced a cash dividend of $0.06 per share on our common stock, payable on, April 22, 2011 to stockholders of record as of March 8, 2011. We intend to continue to pay quarterly dividends subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interests of our stockholders.

Capital Resources

We have a secured letter of credit facility (the "Secured Facility") under which Bank of America, N.A., has agreed to administer the issuance of letters of credit on behalf of Cohu and our subsidiaries. The Secured Facility requires us to maintain deposits of cash or other approved investments, which serve as collateral, in amounts that approximate our outstanding standby letters of credit. As of December 25, 2010, we had approximately $0.7 million of standby letters of credit outstanding.

We expect that we will continue to make capital expenditures to support our business and we anticipate that present working capital will be sufficient to meet our operating requirements for at least the next twelve months.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 25, 2010, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as current liabilities at December 25, 2010. Amounts excluded include our liability for unrecognized tax benefits that totaled approximately $5.1 million at December 25, 2010. We are currently unable to provide a reasonably reliable estimate of the amount or periods cash settlement of this liability may occur.

(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Non-cancelable operating leases	$ 796	$ 427	$ 285	$ 175	$ -	$ -	$ 1,683

Commitments to contract manufacturers and suppliers. From time to time, we enter into commitments with our suppliers to purchase inventory and contract manufacturers to provide manufacturing services for our products at fixed prices or in guaranteed quantities. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually allow us the option to reschedule or adjust our requirements based on our business needs. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. We typically do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements for the next six to twelve months.

Off-Balance Sheet Arrangements. During the ordinary course of business, we provide standby letters of credit instruments to certain parties as required. As of December 25, 2010, the maximum potential amount of future payments that we could be required to make under these standby letters of credit was approximately $0.7 million. No liability has been recorded in connection with these arrangements beyond those required to appropriately account for the underlying transaction being guaranteed. Based on historical experience and information currently available, we do not believe it is probable that any amounts will be required to be paid under these arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Investment and Interest Rate Risk.

At December 25, 2010, our investment portfolio included short-term, fixed-income investment securities with a fair value of approximately $52.3 million. These securities are subject to interest rate risk and will likely decline in value if interest rates increase. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. As we classify our short-term securities as available-for-sale, no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary. Due to the relatively short duration of our investment portfolio, an immediate ten percent change in interest rates would have no material impact on our financial condition or results of operations.

We evaluate our investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and our ability and intent to hold the investment for a period of time sufficient for anticipated recovery of market value. As of December 25, 2010 we evaluated our investments with loss positions and determined that these losses were temporary.

Foreign Currency Exchange Risk.

We conduct business on a global basis in a number of major international currencies. As such, we are exposed to adverse as well as beneficial movements in foreign currency exchange rates. The majority of our sales are denominated in U.S. dollars except for certain of our revenues that are denominated in Euros. Certain expenses incurred by our non-U.S. operations, such as employee payroll and benefits as well as some raw materials purchases and other expenses are denominated and paid in local currency.

We considered a hypothetical ten percent adverse movement in foreign exchange rates to the underlying exposures described above and believe that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item is included in Part IV, Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures - Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 25, 2010, the end of the period covered by this annual report.

Management's Annual Report on Internal Control Over Financial Reporting - Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 25, 2010.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 25, 2010, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cohu, Inc.

We have audited Cohu, Inc.'s internal control over financial reporting as of December 25, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cohu, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cohu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 25, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cohu, Inc. as of December 25, 2010 and December 26, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 25, 2010 of Cohu, Inc. and our report dated February 23, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
February 23, 2011

Changes in Internal Control Over Financial Reporting - There have been no changes in our internal control over financial reporting that occurred during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding Directors and Executive Officers of the Registrant, is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission ("SEC") within 120 days after the close of fiscal 2010.

Item 11. Executive Compensation.

Information regarding Executive Compensation is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding Certain Relationships and Related Transactions is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2010.

Item 14. Principal Accounting Fees and Services.

Information regarding the Principal Accounting Fees and Services is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2010.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

(1) Financial Statements

The following Consolidated Financial Statements of Cohu, Inc., including the report thereon of Ernst & Young LLP, are included in this Annual Report on Form 10-K beginning on page 30:

(2) Financial Statement Schedule

All other financial statement schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(3) Exhibits

The exhibits listed under Item 15(b) hereof are filed with, or incorporated by reference into, this Annual Report on Form 10-K.

COHU, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	December 25, 2010	December 26, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 45,921	$ 38,247
Short-term investments	52,254	46,659
Accounts receivable, net	66,801	43,389
Inventories:		
Raw materials and purchased parts	34,922	25,660
Work in process	17,470	16,148
Finished goods	10,832	10,620
	63,224	52,428
Deferred income taxes	5,991	3,703
Other current assets	6,026	9,124
Total current assets	240,217	193,550
Property, plant and equipment, at cost:		
Land and land improvements	12,057	11,938
Buildings and building improvements	31,117	29,538
Machinery and equipment	41,630	36,875
	84,804	78,351
Less accumulated depreciation and amortization	(45,000)	(40,345)
Net property, plant and equipment	39,804	38,006
Goodwill	58,498	61,764
Intangible assets, net	26,523	35,483
Other assets	1,001	1,315
	$ 366,043	$ 330,118
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 18,198	$ 22,600
Accrued compensation and benefits	16,944	10,715
Accrued warranty	5,016	3,747
Customer advances	767	1,046
Deferred profit	14,834	5,322
Income taxes payable	8,802	1,486
Other accrued liabilities	6,973	9,037
Total current liabilities	71,534	53,953
Other accrued liabilities	5,931	4,725
Deferred income taxes	13,853	14,191
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $1 par value; 1,000 shares authorized, none issued	-	-
Common stock, $1 par value; 60,000 shares authorized, 23,989 shares issued and outstanding in 2010 and 23,547 shares in 2009	23,989	23,547
Paid-in capital	71,799	64,847
Retained earnings	179,134	160,193
Accumulated other comprehensive income (loss)	(197)	8,662
Total stockholders' equity	274,725	257,249
	$ 366,043	$ 330,118

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years ended		
	December 25, 2010	December 26, 2009	December 27, 2008
Net sales	$ 322,667	$ 171,261	$ 199,659
Cost and expenses:			
Cost of sales	212,672	118,873	134,691
Research and development	36,201	31,964	38,084
Selling, general and administrative	44,117	35,519	36,612
Acquired in-process research and development	-	-	2,577
	292,990	186,356	211,964
Income (loss) from operations	29,677	(15,095)	(12,305)
Interest and other income	561	1,300	5,483
Income (loss) before income taxes	30,238	(13,795)	(6,822)
Income tax provision (benefit)	5,594	14,373	(1,379)
Net income (loss)	$ 24,644	$ (28,168)	$ (5,443)
Income (loss) per share:			
Basic	$ 1.04	$ (1.20)	$ (0.23)
Diluted	$ 1.02	$ (1.20)	$ (0.23)
Weighted average shares used in computing income (loss) per share:			
Basic	23,732	23,412	23,179
Diluted	24,097	23,412	23,179

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except par value and per share amounts)

	Common stock $1 par value	Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 29, 2007	$ 23,045	$ 54,940	$ 204,997	$ 486	$ 283,468
Components of comprehensive income (loss):					
Net loss	-	-	(5,443)	-	(5,443)
Changes in cumulative translation adjustment	-	-	-	6,929	6,929
Adjustments related to postretirement benefits, net of income taxes	-	-	-	102	102
Changes in unrealized gains and losses on investments, net of income taxes	-	-	-	(383)	(383)
Comprehensive income					1,205
Cash dividends - $0.24 per share	-	-	(5,569)	-	(5,569)
Exercise of stock options	133	1,566	-	-	1,699
Shares issued under employee stock purchase plan	96	1,100	-	-	1,196
Shares issued for restricted stock units vested	105	(105)	-	-	-
Repurchase and retirement of stock	(35)	(461)	-	-	(496)
Share-based compensation expense	-	3,949	-	-	3,949
Tax benefit from equity awards	-	87	-	-	87
Balance at December 27, 2008	23,344	61,076	193,985	7,134	285,539
Components of comprehensive income (loss):					
Net loss	-	-	(28,168)	-	(28,168)
Changes in cumulative translation adjustment	-	-	-	1,538	1,538
Adjustments related to postretirement benefits, net of income taxes	-	-	-	(444)	(444)
Changes in unrealized gains and losses on investments, net of income taxes	-	-	-	434	434
Comprehensive loss					(26,640)
Cash dividends - $0.24 per share	-	-	(5,624)	-	(5,624)
Shares issued under employee stock purchase plan	136	992	-	-	1,128
Shares issued for restricted stock units vested	102	(102)	-	-	-
Repurchase and retirement of stock	(35)	(384)	-	-	(419)
Share-based compensation expense	-	3,378	-	-	3,378
Tax deficiency from equity awards	-	(113)	-	-	(113)
Balance at December 26, 2009	23,547	64,847	160,193	8,662	257,249
Components of comprehensive income (loss):					
Net income	-	-	24,644	-	24,644
Changes in cumulative translation adjustment	-	-	-	(7,270)	(7,270)
Adjustments related to postretirement benefits, net of income taxes	-	-	-	(1,506)	(1,506)
Changes in unrealized gains and losses on investments, net of income taxes	-	-	-	(83)	(83)
Comprehensive income					15,785
Cash dividends - $0.24 per share	-	-	(5,703)	-	(5,703)
Exercise of stock options	263	2,606	-	-	2,869
Shares issued under employee stock purchase plan	112	1,101	-	-	1,213
Shares issued for restricted stock units vested	101	(101)	-	-	-
Repurchase and retirement of stock	(34)	(431)	-	-	(465)
Share-based compensation expense	-	3,543	-	-	3,543
Tax benefit from equity awards	-	234	-	-	234
Balance at December 25, 2010	$ 23,989	$ 71,799	$ 179,134	$ (197)	$ 274,725

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended		
	December 25, 2010	December 26, 2009	December 27, 2008
Cash flows from operating activities:			
Net income (loss)	$ 24,644	$ (28,168)	$ (5,443)
Adjustments to reconcile net income (loss) to net cash provided from operating activities:			
Depreciation and amortization	10,988	11,029	6,943
Share-based compensation expense	3,543	3,378	3,949
Deferred income taxes	(1,971)	17,360	1,573
Accrued retiree benefits	(222)	348	867
Excess tax benefit from stock options exercised	(234)	-	(87)
Loss on investment write-down	-	79	350
Acquired in-process research and development	-	-	2,577
Changes in current assets and liabilities, excluding effects from acquisitions and divestitures:			
Accounts receivable	(23,434)	(11,226)	20,878
Inventories	(13,866)	708	(7,854)
Accounts payable	(4,402)	10,757	(7,021)
Other current assets	2,958	(522)	616
Income taxes payable, including excess stock option exercise benefits	7,334	(514)	(2,758)
Customer advances	(279)	(1,590)	(725)
Deferred profit	9,512	888	(434)
Accrued compensation, warranty and other liabilities	4,944	235	(5,588)
Net cash provided from operating activities	19,515	2,762	7,843
Cash flows from investing activities, excluding effects from acquisitions and divestitures:			
Purchases of short-term investments	(52,491)	(44,562)	(122,517)
Sales and maturities of short-term investments	46,979	56,458	156,196
Purchases of property, plant and equipment	(4,579)	(2,507)	(3,870)
Payment for purchase of Rasco, net of cash received	-	-	(80,823)
Other assets	314	42	(102)
Net cash (used for) provided from investing activities	(9,777)	9,431	(51,116)
Cash flows from financing activities:			
Issuance of stock, net	3,617	709	2,399
Excess tax benefit from stock options exercised	234	-	87
Cash dividends paid	(5,679)	(5,610)	(5,554)
Net cash used for financing activities	(1,828)	(4,901)	(3,068)
Effect of exchange rate changes on cash and cash equivalents	(236)	761	(746)
Net increase (decrease) in cash and cash equivalents	7,674	8,053	(47,087)
Cash and cash equivalents at beginning of year	38,247	30,194	77,281
Cash and cash equivalents at end of year	$ 45,921	$ 38,247	$ 30,194

Supplemental disclosure of cash flow information:			
Cash refunded during the year for:			
Income taxes	$ 2,138	$ 4,201	$ 262
Inventory capitalized as capital assets	$ 2,990	$ 578	$ 855
Dividends declared but not yet paid	$ 1,434	$ 1,410	$ 1,398

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Basis of Presentation – Cohu, Inc. ("Cohu", "we", "our" and "us"), through our wholly owned subsidiaries, is a provider of semiconductor test equipment, microwave communication systems and video cameras. Our Consolidated Financial Statements include the accounts of Cohu and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Our fiscal years are based on a 52- or 53-week period ending on the last Saturday in December. Our current fiscal year ended on December 25, 2010 and consisted of 52 weeks. Our fiscal years ended December 26, 2009 and December 27, 2008 also consisted of 52 weeks.

Risks and Uncertainties – We are subject to a number of risks and uncertainties that may significantly impact our future operating results. These risks and uncertainties are discussed under Part I, Item 1A. "Risk Factors" included in this Annual Report on Form 10-K. Understanding these risks and uncertainties is integral to the review of our consolidated financial statements.

Income (Loss) Per Share – Basic income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period. Diluted income (loss) per share includes the dilutive effect of common shares potentially issuable upon the exercise of stock options, vesting of outstanding restricted stock units and issuance of stock under our employee stock purchase plan using the treasury stock method. In loss periods, potentially dilutive securities are excluded from the per share computations due to their anti-dilutive effect. For purposes of computing diluted income per share, stock options with exercise prices that exceed the average fair market value of our common stock for the period are excluded. For the year ended December 25, 2010 approximately 1,724,000 shares of our common stock were excluded from the computation.

The following table reconciles the denominators used in computing basic and diluted income (loss) per share:

(in thousands)	2010	2009	2008
Weighted average common shares outstanding	23,732	23,412	23,179
Effect of dilutive stock options and restricted stock units	365	-	-
	24,097	23,412	23,179

Cash, Cash Equivalents and Short-term Investments – Highly liquid investments with insignificant interest rate risk and original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of our short-term investments are classified as available-for-sale and are reported at fair value, with any unrealized gains and losses, net of tax, recorded as a separate component of accumulated other comprehensive income in stockholders' equity. We manage our cash equivalents and short-term investments as a single portfolio of highly marketable securities. We have the ability and intent, if necessary, to liquidate any of our investments in order to meet the liquidity needs of our current operations during the next 12 months. Accordingly, investments with contractual maturities greater than one year from December 25, 2010 have been classified as current assets in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments – The carrying amounts of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses, approximate fair value due to the short maturities of these financial instruments.

Concentration of Credit Risk – Financial instruments that potentially subject us to significant credit risk consist principally of cash equivalents, short-term investments and trade accounts receivable. We invest in a variety of financial instruments and, by policy, limit the amount of credit exposure with any one issuer.

Trade accounts receivable are presented net of allowance for doubtful accounts of $0.6 million at December 25, 2010 and $1.0 million at December 26, 2009. Our customers include semiconductor manufacturers and semiconductor test subcontractors and other customers located throughout many areas of the world. While we believe that our allowance for doubtful accounts is adequate and represents our best estimate at December 25, 2010, we will continue to monitor customer liquidity and other economic conditions, which may result in changes to our estimates regarding collectability.

Inventories – Inventories are stated at the lower of cost, determined on a current average or first-in, first-out basis, or market. Cost includes labor, material and overhead costs. Determining market value of inventories involves numerous estimates and judgments including projecting average selling prices and sales volumes for future periods and costs to complete and dispose of inventory. As a result of these analyses, we record a charge to cost of sales in advance of the period when the inventory is sold when market values are below our costs. Charges to cost of sales for excess and obsolete inventories aggregated $1.7 million, $4.4 million, and $6.2 million in 2010, 2009 and 2008, respectively. During 2008 we sold certain inventory that was reserved in 2006 and our gross margin was favorably impacted by approximately $4.5 million.

Property, Plant and Equipment – Depreciation and amortization of property, plant and equipment is calculated principally on the straight-line method based on estimated useful lives of thirty to forty years for buildings, five to fifteen years for building improvements and three to ten years for machinery, equipment and software.

Goodwill, Purchased Intangible Assets and Other Long-lived Assets – We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on customer forecasts, industry trade organization data and general economic conditions.

We conduct our annual impairment test as of October 1 of each year, and have determined there to be no impairment for any of the periods presented. There were no events or circumstances from the date of our assessment through December 25, 2010 that would impact this conclusion.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For long-lived assets, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the assets carrying amount and estimated fair value.

Product Warranty – Product warranty costs are accrued in the period sales are recognized. Our products are generally sold with standard warranty periods, which differ by product, ranging from 12- to 36-months. Parts and labor are typically covered under the terms of the warranty agreement. Our warranty expense accruals are based on historical and estimated costs by product and configuration. From time-to-time we offer customers extended warranties beyond the standard warranty period. In those situations the revenue relating to the extended warranty is deferred at its estimated fair value and recognized on a straight-line basis over the contract period. Costs associated with our extended warranty contracts are expensed as incurred.

Income Taxes – We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest has also been recognized and recorded, net of federal and state tax benefits, in income tax expense.

Contingencies and Litigation – We assess the probability of adverse judgments in connection with current and threatened litigation. We would accrue the cost of an adverse judgment if, in our estimation, the adverse outcome is probable and we can reasonably estimate the ultimate cost.

Revenue Recognition – Our net sales are derived from the sale of products and services and are adjusted for estimated returns and allowances, which historically have been insignificant. We recognize revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to our customers upon shipment. In circumstances where either title or risk of loss pass upon destination or acceptance, we defer revenue recognition until such events occur.

Revenue for established products that have previously satisfied a customer's acceptance requirements and provide for full payment tied to shipment is generally recognized upon shipment and passage of title. In certain instances, customer payment terms may provide that a minority portion (e.g. 20%) of the equipment purchase price be paid only upon customer acceptance. In those situations, the majority portion (e.g. 80%) of revenue where payment is tied to shipment and the entire product cost of sale are recognized upon shipment and passage of title and the minority portion of the purchase price related to customer acceptance is deferred and recognized upon receipt of customer acceptance. In cases where a prior history of customer acceptance cannot be demonstrated or from sales where customer payment dates are not determinable and in the case of new products, revenue is deferred until customer acceptance has been received. Our post-shipment obligations typically include installation and standard warranties. The estimated fair value of installation related revenue is recognized in the period the installation is performed. Service revenue is recognized ratably over the period of the related contract. Spares and kit revenue is generally recognized upon shipment.

Certain of our equipment sales are accounted for as multiple-element arrangements. A multiple-element arrangement is a transaction which may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements.

On shipments where sales are not recognized, gross profit is generally recorded as deferred profit in our consolidated balance sheet representing the difference between the receivable recorded and the inventory shipped. In certain instances where customer payments are received prior to product shipment, the customer's payments are recorded as customer advances in our consolidated balance sheet. At December 25, 2010, we had total deferred revenue of approximately $36.9 million and deferred profit of $14.8 million. At December 26, 2009, we had total deferred revenue of approximately $20.2 million and deferred profit of $5.3 million.

Advertising Costs – Advertising costs are expensed as incurred and were not material for all periods presented.

Share-based Compensation – We measure and recognize all share-based compensation under the fair value method. Our estimate of share-based compensation expense requires a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Although we believe the assumptions and estimates we have made are reasonable and appropriate, changes in assumptions could materially impact our reported financial results.

Foreign Currency Translation – Assets and liabilities of those subsidiaries that use the U.S. dollar as their functional currency are translated using exchange rates in effect at the end of the period, except for nonmonetary assets, such as inventories and property, plant and equipment, which are translated using historical exchange rates. Revenues and costs are translated using average exchange rates for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. Gains and losses on foreign currency transactions are recognized as incurred. Our subsidiaries located in Germany, designated the Euro as their functional currency and, as a result, their assets and liabilities are translated at the rate of exchange at the balance sheet date, while revenue and expenses are translated using the average exchange rate for the period. Cumulative translation adjustments resulting from the translation of the financial statements are included as a separate component of stockholders' equity. Foreign currency gains and losses were not significant in any period and are included in the consolidated statements of operations.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements - In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures" to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. We adopted the accounting standards update on December 27, 2009, the first day of our 2010 fiscal year except for the provisions of this update that will not be effective until our fiscal 2011. The adoption of the accounting update did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued new accounting guidance on consolidation of variable interest entities, which include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. This new guidance was effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009, which for us was December 27, 2009, the first day of our 2010 fiscal year. The adoption of this new guidance did not impact our consolidated financial position or results of operations or cash flows as we do not have any variable interest entities.

Recently Issued Accounting Standards - In October 2009, the FASB amended the guidance for allocating revenue to multiple deliverables in a contract. This new guidance is effective as of the first day of our 2011 fiscal year, with early adoption permitted. In accordance with the amendment, companies can allocate consideration in a multiple element arrangement in a manner that better reflects the transaction economics. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will now be allowed to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, use of the residual method has been eliminated. Adoption of this new guidance is not expected to have a material impact on our consolidated financial position or results of operations.

In October 2009, the FASB issued new accounting guidance for the accounting for certain revenue arrangements that include software elements. The new guidance amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. The new guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and will be effective for us in the first quarter of fiscal year 2011, however early adoption is permitted. Adoption of this new guidance is not expected to have a material impact on our consolidated financial position or results of operations.

2. Strategic Technology Transactions, Goodwill and Purchased Intangible Assets

Rasco

On December 9, 2008, our wholly owned semiconductor equipment subsidiary, Delta Design, Inc., and certain subsidiaries of Delta acquired all of the outstanding share capital of Rasco GmbH, Rosenheim Automation Systems Corporation, and certain assets of Rasco Automation Asia (collectively "Rasco"). The results of Rasco's operations have been included in our consolidated financial statements since that date. Rasco, develops, manufactures and sells gravity-feed and strip semiconductor test handlers used in final test operations by semiconductor manufacturers and test subcontractors.

The purchase price of this acquisition was approximately $81.6 million, and was funded primarily by cash reserves ($80.0 million), other acquisition costs ($1.6 million) and certain liabilities assumed ($18.6 million, which included approximately $8.2 million of deferred tax liabilities and $3.7 million of contractual obligations to purchase inventory). The acquisition was considered a business and the total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated respective fair values. The Rasco acquisition resulted in the recognition of goodwill of approximately $41.3 million. The acquisition was nontaxable and certain of the assets acquired, including goodwill and intangibles, will generally not be deductible for tax purposes. The goodwill has been assigned to our semiconductor equipment segment.

The allocation of purchase price to the acquired assets and assumed liabilities was as follows *(in thousands)*:

Current assets	$ 14,173
Fixed assets	8,375
Other assets	636
Intangible assets	33,360
In-process research and development (IPR&D)	2,400
Goodwill	41,336
Total assets acquired	100,280
Liabilities assumed	(18,643)
Net assets acquired	$ 81,637

The allocation of the other intangible assets was as follows *(in thousands)*:

	Fair Value
Unpatented complete technology	$ 26,300
Customer relationships	4,860
Trade name	2,200
	$ 33,360

As required by accounting guidance effective at the time acquisition was completed, the portion of the purchase price allocated to IPR&D was expensed immediately upon the closing of the acquisition. The amount of the IPR&D charge in our results of operations for the year ended December 27, 2008 differs from the amount presented above solely due to changes in the Euro vs. the U.S. dollar exchange rate. Fluctuations in the exchange rate of the Euro, the functional currency of Rasco, impact the U.S. dollar value of the goodwill and intangible assets in our consolidated financial statements and, as a result, the future gross carrying value and amortization of the acquired intangible assets may differ from the amounts presented herein.

Goodwill and Purchased Intangible Assets

Changes in the carrying value of goodwill by reportable segment during the years ended December 25, 2010 and December 26, 2009 was as follows *(in thousands)*:

	Semiconductor Equipment	Microwave Communications	Total Goodwill
Balance, December 27, 2008	$ 57,435	$ 3,385	$ 60,820
Impact of currency exchange	883	61	944
Balance, December 26, 2009	58,318	3,446	61,764
Impact of currency exchange	(3,038)	(228)	(3,266)
Balance, December 25, 2010	$ 55,280	$ 3,218	$ 58,498

Our purchased intangible assets, subject to amortization, were as follows *(in thousands)*:

	December 25, 2010			December 26, 2009	
	Gross Carrying Amount	Accumulated Amortization	Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization
Rasco technology	$ 32,154	$ 8,290	6.0 years	$ 35,257	$ 4,679
Unigen technology	7,020	6,779	0.3 years	7,020	5,358
AVS technology	2,156	2,008	0.3 years	2,365	1,611
	$ 41,330	$ 17,077		$ 44,642	$ 11,648

The amounts included in the table above for the years ended December 25, 2010 and December 26, 2009 exclude approximately $2.3 million and $2.5 million, respectively, related to the Rasco trade name which has an indefinite life and is not being amortized.

Expense related to purchased intangible assets, subject to amortization, was approximately $6.1 million, $6.3 million and $2.5 million in 2010, 2009 and 2008, respectively. As of December 25, 2010, we expect amortization expense in future periods to be as follows: 2011 – $4.4 million; 2012 - $4.0 million; 2013 - $4.0 million; 2014 - $4.0 million; 2015 - $4.0 million; and thereafter $3.8 million.

3. Cash, Cash Equivalents and Short-term Investments

Our cash, cash equivalents, and short-term investments consisted primarily of cash, corporate debt securities, government and government agency securities, state and municipal securities, money market funds and other investment grade securities. We do not hold investment securities for trading purposes. All short-term investments are classified as available-for-sale and recorded at fair value. Investment securities are exposed to market risk due to changes in interest rates and credit risk and we monitor credit risk and attempt to mitigate exposure by making high-quality investments and through investment diversification.

Gains and losses on investments are calculated using the specific-identification method and are recognized during the period in which the investment is sold or when an investment experiences an other-than-temporary decline in value. Factors that could indicate an impairment exists include, but are not limited to: earnings performance, changes in credit rating or adverse changes in the regulatory or economic environment of the asset. Gross realized gains and losses on sales of short-term investments are included in interest income. During the years ended December 26, 2009 and December 27, 2008 we had realized losses of approximately $0.1 million and $0.4 million, respectively. Realized losses for the year ended December 25, 2010 were not significant.

Investments that we have classified as short-term, by security type, are as follows *(in thousands)*:

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses [1]	Estimated Fair Value
U.S. Treasury securities	$ 6,778	$ 9	$ -	$ 6,787
Corporate debt securities [2]	18,010	28	4	18,034
Municipal securities	11,102	1	-	11,103
Government-sponsored enterprise securities	15,105	8	20	15,093
Bank certificates of deposit	1,000	-	-	1,000
Asset-backed securities	236	1	-	237
	$ 52,231	$ 47	$ 24	$ 52,254

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$ 5,492	$ 12	$ -	$ 5,504
Corporate debt securities [2]	24,055	102	7	24,150
Municipal securities	9,045	15	8	9,052
Government-sponsored enterprise securities	4,262	13	-	4,275
Bank certificates of deposit	1,500	-	-	1,500
Asset-backed securities	2,147	31	-	2,178
	$ 46,501	$ 173	$ 15	$ 46,659

(1) As of December 25, 2010, the cost and fair value of investments with loss positions was approximately $16.1 million. We evaluated the nature of these investments, credit worthiness of the issuer and the duration of these impairments to determine if an other-than-temporary decline in fair value had occurred and concluded that these losses were temporary and we have the ability and intent to hold these investments to maturity.

(2) Corporate debt securities include investments in financial, insurance, and other corporate institutions. No single issuer represents a significant portion of the total corporate debt securities portfolio.

Effective maturities of short-term investments at December 25, 2010, were as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 34,891	$ 34,918
Due after one year through two years	17,104	17,099
Asset-backed securities not due at a single maturity date	236	237
	$ 52,231	$ 52,254

Our municipal securities include variable rate demand notes which can be put (sold at par) typically on a daily basis with settlement periods ranging from the same day to one week and have varying contractual maturities through 2037. These securities can be used for short-term liquidity needs and are held for limited periods of time. At December 25, 2010 these securities had amortized cost and fair value of $7.5 million and are included in "Due in one year or less" in the table above.

Accounting standards pertaining to fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. When available, we use quoted market prices to determine the fair value of our investments, and they are included in Level 1. When quoted market prices are unobservable, we use quotes from independent pricing vendors based on recent trading activity and other relevant information.

The following table summarizes, by major security type, our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy *(in thousands)*:

	Fair value measurements at December 25, 2010 using:			
	Level 1	Level 2	Level 3	Total estimated fair value
Cash	$ 18,842	$ -	$ -	$ 18,842
U.S. Treasury securities	6,787	-	-	6,787
Corporate debt securities	-	21,432	-	21,432
Municipal securities	-	11,852	-	11,852
Government-sponsored enterprise securities	-	15,093	-	15,093
Money market funds	-	22,932	-	22,932
Bank certificates of deposit	-	1,000	-	1,000
Asset-backed securities	-	237	-	237
	$ 25,629	$ 72,546	$ -	$ 98,175

	Fair value measurements at December 26, 2009 using:			
	Level 1	Level 2	Level 3	Total estimated fair value
Cash	$ 12,371	$ -	$ -	$ 12,371
U.S. Treasury securities	5,504	-	-	5,504
Money market funds	-	22,751	-	22,751
Corporate debt securities	-	26,525	-	26,525
Municipal securities	-	9,052	-	9,052
Government-sponsored enterprise securities	-	4,275	-	4,275
Bank certificates of deposit	-	2,250	-	2,250
Asset-backed securities	-	2,178	-	2,178
	$ 17,875	$ 67,031	$ -	$ 84,906

4. Comprehensive Income (Loss)

Our accumulated other comprehensive income (loss) totaled approximately $(0.2) million and $8.7 million at December 25, 2010 and December 26, 2009, respectively, and was attributed to, net of income taxes where applicable, foreign currency adjustments resulting from the translation of certain accounts into U.S. dollars where the functional currency is the Euro, unrealized losses and gains on investments and adjustments to accumulated postretirement benefit obligations.

Amounts included in accumulated other comprehensive income (loss) are as follows:

(in thousands)	Unrealized Investment Gains and Losses	Postretirement Obligations	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance, December 29, 2007	$ 47	$ (261)	$ 700	$ 486
Fiscal 2008 activity	(383)	102	6,929	6,648
Balance, December 27, 2008	(336)	(159)	7,629	7,134
Fiscal 2009 activity	434	(444)	1,538	1,528
Balance, December 26, 2009	98	(603)	9,167	8,662
Fiscal 2010 activity	(83)	(1,506)	(7,270)	(8,859)
Balance, December 25, 2010	$ 15	$ (2,109)	$ 1,897	$ (197)

5. Employee Benefit Plans

Retirement Plans – We have a voluntary defined contribution retirement 401(k) plan whereby we match contributions up to 4% of employee compensation. During 2010 and 2009, to control costs and preserve cash in response to the economic uncertainty caused by the global economic crisis, we suspended the matching contribution to our employee 401(k) plan. In 2008 our contributions to the plan were approximately $1.5 million. Certain of our foreign employees participate in defined benefit pension plans. The related expense and benefit obligation of these plans were not significant for any period presented.

Retiree Medical Benefits – We provide post-retirement health benefits to certain executives and directors under a noncontributory plan. The net periodic benefit cost was $0.3 million, $0.2 million and $0.2 million in 2010, 2009 and 2008, respectively. We fund benefits as costs are incurred and as a result there are no plan assets.

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 5.4% in 2010, 5.8% in 2009 and 6.2% in 2008. Annual rates of increase of the cost of health benefits were assumed to be 10.5% in 2010. These rates were then assumed to decrease 0.5% per year to 5.0% in 2021 and remain level thereafter. A one percent increase (decrease) in health care cost trend rates would increase (decrease) the 2010 net periodic benefit cost by approximately $24,000 ($20,000) and the accumulated post-retirement benefit obligation as of December 25, 2010, by approximately $603,000 ($502,000).

The following table sets forth the post-retirement benefit obligation to the funded status of the plan which approximates the liability we have recorded in our consolidated balance sheets:

(in thousands)	2010	2009
Accumulated benefit obligation at beginning of year	$ 2,839	$ 2,128
Service cost	18	21
Interest cost	155	132
Actuarial loss	1,022	668
Benefits paid	(125)	(110)
Accumulated benefit obligation at end of year	3,909	2,839
Plan assets at end of year	-	-
Funded status	$ (3,909)	$ (2,839)

The total unrecognized net actuarial loss that will be amortized over the future service period, excluding the effect of income taxes, was approximately $2.1 million at December 25, 2010.

Deferred Compensation – The Cohu, Inc. Deferred Compensation Plan allows certain of our officers to defer a portion of their current compensation. We have purchased life insurance policies on the participants with Cohu as the named beneficiary. Participant contributions, distributions and investment earnings and losses are accumulated in a separate account for each participant. At December 25, 2010 and December 26, 2009, the payroll liability to participants, included in accrued compensation and benefits in the consolidated balance sheet, was approximately $2.1 million and $1.9 million, respectively and the cash surrender value of the related life insurance policies included in other current assets was approximately $1.6 million and $1.8 million, respectively.

Employee Stock Purchase Plan – The Cohu, Inc. 1997 Employee Stock Purchase Plan ("the Plan") provides for the issuance of a maximum of 1,400,000 shares of our common stock. Under the Plan, eligible employees may purchase shares of common stock through payroll deductions. The price paid for the common stock is equal to 85% of the fair market value of our common stock on specified dates. In 2010, 2009, and 2008, 112,745, 136,228 and 95,452 shares, respectively, were issued under the Plan. At December 25, 2010, there were 257,594 shares reserved for issuance under the Plan.

Stock Options – Under our equity incentive plans, stock options may be granted to employees, consultants and outside directors to purchase a fixed number of shares of our common stock at prices not less than 100% of the fair market value at the date of grant. Options generally vest and become exercisable after one year or in four annual increments beginning one year after the grant date and expire five to ten years from the grant date. At December 25, 2010, 1,253,280 shares were available for future equity grants under the Cohu, Inc. 2005 Equity Incentive Plan. We have historically issued new shares of Cohu common stock upon share option exercise.

Stock option activity under our share-based compensation plans was as follows:

	2010		2009		2008	
(in thousands, except per share data)	Shares	Wt. Avg. Ex. Price	Shares	Wt. Avg. Ex. Price	Shares	Wt. Avg. Ex. Price
Outstanding, beginning of year	3,221	$ 12.87	2,193	$ 15.91	2,356	$ 15.97
Granted	380	$ 13.77	1,229	$ 7.45	113	$ 13.20
Exercised	(263)	$ 10.92	-	$ -	(133)	$ 12.77
Canceled	(128)	$ 19.06	(201)	$ 12.94	(143)	$ 17.74
Outstanding, end of year	3,210	$ 12.89	3,221	$ 12.87	2,193	$ 15.91
Options exercisable at year end	1,857	$ 15.26	1,766	$ 16.40	1,764	$ 16.03

The aggregate intrinsic value of options exercised during 2010 and 2008 was approximately $0.8 million, and $0.3 million, respectively. There were no options exercised during 2009. At December 25, 2010, the aggregate intrinsic value of options outstanding, vested and expected to vest were each approximately $11.4 million and the aggregate intrinsic value of options exercisable was approximately $2.8 million.

Information about stock options outstanding at December 25, 2010 is as follows *(options in thousands)*:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Approximate Wt. Avg. Remaining Life (Years)	Wt. Avg. Ex. Price	Number Exercisable	Wt. Avg. Ex. Price
$ 7.32 - $ 10.98	1,081	8.2	$ 7.41	200	$ 7.46
$ 10.99 - $ 16.49	1,429	6.0	$ 14.53	964	$ 14.91
$ 16.50 - $ 24.75	685	3.2	$ 17.82	678	$ 17.82
$ 24.76 - $ 37.14	15	2.5	$ 25.60	15	$ 25.60
	3,210	6.1	$ 12.89	1,857	$ 15.26

Restricted Stock Units – Under our equity incentive plans, restricted stock units may be granted to employees, consultants and outside directors. Restricted stock units vest over either a one-year or a four-year period from the date of grant. Prior to vesting, restricted stock units do not have dividend equivalent rights, do not have voting rights and the shares underlying the restricted stock units are not considered issued and outstanding. Shares of our common stock will be issued on the date the restricted stock units vest.

Restricted stock unit activity under our share-based compensation plans was as follows:

	2010		2009		2008	
(in thousands, except per share data)	Units	Wt. Avg. Fair Value	Units	Wt. Avg. Fair Value	Units	Wt. Avg. Fair Value
Outstanding, beginning of year	155	$ 14.60	253	$ 15.40	373	$ 15.39
Granted	323	$ 12.90	11	$ 9.28	23	$ 16.63
Vested	(101)	$ 14.68	(102)	$ 15.30	(105)	$ 15.57
Canceled	(4)	$ 15.40	(7)	$ 14.74	(38)	$ 15.59
Outstanding, end of year	373	$ 13.35	155	$ 14.60	253	$ 15.40

Share-based Compensation – We estimate the fair value of each share-based award on the grant date using the Black-Scholes valuation model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the award as of the grant date. Expected dividends are based, primarily, on historical factors related to our common stock. Expected volatility is based on historic, weekly stock price observations of our common stock during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. We believe that historical volatility is the best estimate of future volatility. Expected life of the award is based on historical option exercise data. Estimated forfeitures are required to be included as a part of the grant date expense estimate. We used historical data to estimate expected employee behaviors related to option exercises and forfeitures.

Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of our common stock on the date of grant, reduced by the present value of dividends expected to be paid on our common stock prior to vesting of the restricted stock unit.

The following weighted average assumptions were used to value share-based awards granted:

Employee Stock Purchase Plan	2010	2009	2008
Dividend yield	1.8 %	2.1 %	1.6 %
Expected volatility	48.2 %	54.7 %	53.5 %
Risk-free interest rate	0.2 %	0.8 %	3.0 %
Expected term of options	0.5 years	0.5 years	0.5 years
Weighted-average grant date fair value per share	$ 3.90	$ 3.57	$ 4.65

Employee Stock Options	2010	2009	2008
Dividend yield	1.6 %	3.1 %	1.9 %
Expected volatility	46.6 %	45.0 %	44.2 %
Risk-free interest rate	1.6 %	1.8 %	2.5 %
Expected term of options	5.9 years	5.5 years	4.5 years
Weighted-average grant date fair value per share	$ 5.39	$ 2.41	$ 4.51

Restricted Stock Units	2010	2009	2008
Dividend yield	1.7 %	2.5 %	1.4 %

Reported share-based compensation is classified in the consolidated financial statements as follows:

(in thousands)	2010	2009	2008
Cost of sales	$ 297	$ 347	$ 343
Research and development	1,121	1,145	1,189
Selling, general and administrative	2,125	1,886	2,417
Total share-based compensation	3,543	3,378	3,949
Income tax benefit	-	-	(1,015)
Total share-based compensation, net of tax	$ 3,543	$ 3,378	$ 2,934

At December 25, 2010, excluding a reduction for forfeitures, we had approximately $3.9 million of pre-tax unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted-average period of approximately 2.4 years.

At December 25, 2010, excluding a reduction for forfeitures, we had approximately $4.6 million of pre-tax unrecognized compensation cost related to unvested restricted stock units which is expected to be recognized over a weighted-average period of approximately 2.4 years.

6. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows:

(in thousands)	2010	2009	2008
Current:			
U.S. Federal	$ 1,239	$ (4,025)	$ (3,689)
U.S. State	(71)	47	68
Foreign	6,397	991	669
Total current	7,565	(2,987)	(2,952)
Deferred:			
U.S. Federal	(1,519)	17,285	64
U.S. State	(207)	2,590	2,074
Foreign	(245)	(2,515)	(565)
Total deferred	(1,971)	17,360	1,573
	$ 5,594	$ 14,373	$ (1,379)

Income (loss) before income taxes consisted of the following:

(in thousands)	2010	2009	2008
U.S.	$ 7,059	$ (8,430)	$ (4,806)
Foreign	23,179	(5,365)	(2,016)
Total	$ 30,238	$ (13,795)	$ (6,822)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of our deferred tax assets and liabilities were as follows:

(in thousands)	2010	2009
Deferred tax assets:		
Inventory, receivable and warranty reserves	$ 10,446	$ 11,626
Net operating loss carryforwards	1,077	2,006
Tax credit carryforwards	6,135	6,939
Accrued employee benefits	2,672	2,321
Deferred profit	3,842	1,589
Stock-based compensation	1,887	1,764
Acquisition basis differences	2,593	2,446
Capitalized research expenses, accrued interest and other	316	462
Book over tax depreciation	135	825
Gross deferred tax assets	29,103	29,978
Less valuation allowance	(23,295)	(24,890)
Total deferred tax assets	5,808	5,088
Deferred tax liabilities:		
Gain on facilities sale	2,788	2,929
Acquisition basis differences	10,584	12,239
Prepaid and other	299	408
Total deferred tax liabilities	13,671	15,576
Net deferred tax liabilities	$ (7,863)	$ (10,488)

Companies are required to assess whether a valuation allowance should be recorded against their deferred tax assets ("DTAs") based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether DTAs will be realized are, (1) future reversals of existing taxable temporary differences (i.e. offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. We have evaluated our DTAs each reporting period, including an assessment of our cumulative income or loss over the prior three-year period and future periods, to determine if a valuation allowance was required. A significant negative factor in our assessment was Cohu's three-year cumulative U.S. loss history at the end of the 2009 and 2010 fiscal year periods.

After a review of the four sources of taxable income described above and in view of our three-year cumulative U.S. loss, we recorded an increase in our valuation allowance on U.S. DTAs, with a corresponding charge to our income tax provision, of approximately $19.6 million in the second quarter of fiscal 2009. Our valuation allowance on DTAs at December 25, 2010 and December 26, 2009 was approximately $23.3 million and $24.9 million, respectively. The remaining gross DTAs for which a valuation allowance was not recorded are realizable through future reversals of existing taxable temporary differences or loss carryback. As the realization of DTAs is determined by tax jurisdiction, the significant deferred tax liability recorded as part of the 2008 acquisition of Rasco, a German corporation, was not a source of taxable income in assessing the realization of our DTAs in the U.S.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision (benefit) for income taxes is as follows:

(in thousands)	2010	2009	2008
Tax at U.S. 35% statutory rate	$ 10,583	$ (4,828)	$ (2,388)
State income taxes, net of federal tax benefit	95	(1,051)	(296)
Change in valuation allowance	(2,027)	20,562	1,917
Foreign income taxed at different rates	(1,740)	(130)	(17)
Settlements, adjustments and releases from statute expirations	(712)	(166)	(1,000)
Federal tax credits	(688)	(375)	(1,000)
Change in effective tax rate for state and federal deferred balances	638	-	-
Stock-based compensation on which no tax benefit provided	55	157	327
In process research and development charge with no tax benefit	-	-	902
Other, net	(610)	204	176
	$ 5,594	$ 14,373	$ (1,379)

State income taxes, net of federal benefit, have been reduced by research tax credits totaling approximately $0.6 million, $0.6 million and $0.8 million in 2010, 2009 and 2008, respectively.

At December 25, 2010, we had state and foreign net operating loss carryforwards of approximately $19.8 million and $0.2 million, respectively, that expire in various tax years through 2031. We also have federal and state tax credit carryforwards at December 25, 2010 of approximately $1.6 million and $8.7 million, respectively, certain of which expire in various tax years beginning in 2014 through 2030 or have no expiration date.

U.S. income taxes have not been provided on approximately $15 million of accumulated undistributed earnings of certain foreign subsidiaries, as we currently intend to indefinitely reinvest these earnings in operations outside the U.S. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted.

A reconciliation of our gross unrecognized tax benefits is as follows:

(in thousands)	2010	2009	2008
Balance at beginning of year	$ 4,886	$ 4,562	$ 4,802
Gross additions based on tax positions related to the current year	578	964	761
Gross additions (reductions) for tax positions of prior years	(23)	22	(60)
Reductions as a result of a lapse of the statute of limitations	(372)	(527)	(790)
Reductions as a result of settlements with tax authorities	-	(135)	(151)
Balance at end of year	$ 5,069	$ 4,886	$ 4,562

If the unrecognized tax benefits at December 25, 2010 are ultimately recognized, approximately $3.0 million would result in a reduction in our income tax expense and effective tax rate. We do not expect that the total amount of unrecognized tax benefits will significantly change over the next 12 months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. Cohu had approximately $0.6 million and $0.6 million accrued for the payment of interest at December 25, 2010 and December 26, 2009, respectively. Interest expense recognized in 2010, 2009 and 2008 was approximately $0.1 million, $0.1 million and $0.1 million, respectively.

In 2009 and 2010 we concluded routine examinations by the Internal Revenue Service of our 2005 to 2008 U.S. income tax returns without any material adjustments. In 2010 the Internal Revenue Service commenced a routine examination of our 2009 U.S. income tax return as a result of our net operating loss carryback. This examination was concluded in 2010 without any material adjustments.

Our U.S. federal and state income tax returns for years after 2005 remain open to examination, subject to the statute of limitations. The statute of limitations for the assessment and collection of income taxes related to our foreign tax returns varies by country. In the foreign countries where we have significant operations these time periods generally range from four to six years after the year for which the tax is due.

7. Segment and Related Information

Our reportable segments are business units that offer different products and are managed separately because each business requires different technology and marketing strategies. Our three segments are: semiconductor equipment, microwave communications and video cameras. As discussed in Note 2, in December 2008, we purchased Rasco, which has been included in our semiconductor equipment segment since that date.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. We allocate resources and evaluate the performance of segments based on profit or loss from operations, excluding interest, corporate expenses and unusual gains or losses. Intersegment sales were not significant for any period.

Financial information by industry segment is presented below:

(in thousands)	2010	2009	2008
Net sales by segment:			
Semiconductor equipment	$ 273,566	$ 119,998	$ 152,136
Microwave communications	31,705	34,093	29,224
Video cameras	17,396	17,170	18,299
Total consolidated net sales and net sales for reportable segments	$ 322,667	$ 171,261	$ 199,659
Segment profit (loss):			
Semiconductor equipment	$ 29,654	$ (17,704)	$ (4,612)
Microwave communications	3,679	5,868	242
Video cameras	561	773	(1,242)
Profit (loss) for reportable segments	33,894	(11,063)	(5,612)
Other unallocated amounts:			
Corporate expenses	(4,217)	(4,032)	(4,116)
Interest income	561	1,300	5,483
Acquired in-process research and development	-	-	(2,577)
Income (loss) from continuing operations before income taxes	$ 30,238	$ (13,795)	$ (6,822)

(in thousands)	2010	2009	2008
Depreciation and amortization by segment deducted in arriving at profit (loss):			
Semiconductor equipment	$ 3,596	$ 3,248	$ 3,088
Microwave communications	1,096	1,299	1,154
Video cameras	237	227	184
	4,929	4,774	4,426
Intangible amortization	6,059	6,255	2,517
Total depreciation and amortization for reportable segments	$ 10,988	$ 11,029	$ 6,943
Capital expenditures by segment:			
Semiconductor equipment	$ 3,973	$ 1,911	$ 3,251
Microwave communications	440	454	1,181
Video cameras	166	142	611
Total consolidated capital expenditures	$ 4,579	$ 2,507	$ 5,043

(in thousands)	2010	2009	2008
Total assets by segment:			
Semiconductor equipment	$ 255,246	$ 216,818	$ 206,199
Microwave communications	27,812	20,937	22,793
Video cameras	11,092	10,082	10,458
Total assets for reportable segments	294,150	247,837	239,450
Corporate, principally cash and investments and deferred taxes	71,893	82,281	104,719
Total consolidated assets	$ 366,043	$ 330,118	$ 344,169

Customers from the semiconductor equipment segment comprising 10% or greater of our consolidated net sales are summarized as follows:

	2010	2009	2008
Intel	26 %	30 %	30 %
Texas Instruments	14 %	*	*
Advanced Micro Devices	*	11 %	15 %

* Less than 10% of net sales

Net sales to customers, attributed to countries based on product shipment destination, were as follows:

(in thousands)	2010	2009	2008
United States	$ 64,992	$ 57,935	$ 70,659
Malaysia	52,539	22,099	26,254
Philippines	51,659	10,617	9,940
China	50,454	21,076	26,650
Singapore	21,186	18,148	22,442
Rest of the World	81,837	41,386	43,714
Total	$ 322,667	$ 171,261	$ 199,659

Geographic location of our property, plant and equipment and other long-lived assets was as follows:

(in thousands)	2010	2009
Property, plant and equipment:		
United States	$ 26,440	$ 24,930
Germany	9,207	9,888
Asia (Singapore, Taiwan and the Philippines)	4,157	3,188
Total, net	$ 39,804	$ 38,006
Goodwill and other intangible assets:		
Germany	$ 60,981	$ 71,785
United States	17,482	18,904
Singapore	6,558	6,558
Total, net	$ 85,021	$ 97,247

8. Stockholder Rights Plan

In November, 1996, we adopted a Stockholder Rights Plan ("Rights Plan") and declared a dividend distribution of one Preferred Stock Purchase Right ("Right") for each share of common stock, payable to holders of record on December 3, 1996. Under the Rights Plan, each stockholder received one Right for each share of common stock owned. Each Right entitled the holder to buy one one-hundredth (1/100) of a share of Cohu's Series A Preferred Stock for $90. As a result of the two-for-one stock split in September, 1999, each share of common stock was associated with one-half of a Right entitling the holder to purchase one two-hundredth (1/200) of a share of Series A Preferred Stock for $45. In November, 2006, we amended and restated our existing Rights Plan to extend its term to November 9, 2016 and make certain other changes. Pursuant to the amendment, to reflect the increase in the price of our common stock since the adoption of the Rights Plan, the exercise price of each Right was increased to $190. Consequently, each one-half of a Right entitles the holder to purchase one two-hundredth (1/200) of a share of Series A Preferred Stock for $95. The Rights are not presently exercisable and will only become exercisable following the occurrence of certain specified events. If these specified events occur, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock having a value equal to two times the exercise price of the Right, or each Right will be adjusted to entitle its holder to receive common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending on the circumstances. The Rights expire on November 9, 2016, and we may redeem them for $0.001 per Right. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings per share.

9. Commitments and Contingencies

We lease certain of our facilities and equipment under non-cancelable operating leases. Rental expense for the years 2010, 2009 and 2008 was approximately $1.3 million, $1.1 million and $1.7 million, respectively. Future minimum lease payments at December 25, 2010 are as follows:

(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Non-cancelable operating leases	$ 796	$ 427	$ 285	$ 175	$ -	$ -	$ 1,683

From time-to-time we are involved in various legal proceedings, examinations by various tax authorities and claims that have arisen in the ordinary course of our businesses. Although the outcome of such legal proceedings, claims and examinations cannot be predicted with certainty, we do not believe any such matters exist at this time that will have a material adverse effect on our financial position or results of our operations.

10. Guarantees

Changes in accrued warranty during the three-year period ended December 25, 2010 were as follows:

(in thousands)	2010	2009	2008
Beginning balance	$ 3,747	$ 4,924	$ 6,760
Warranty accruals	6,071	3,383	7,467
Warranty payments	(4,802)	(4,560)	(10,215)
Warranty liability assumed	-	-	912
Ending balance	$ 5,016	$ 3,747	$ 4,924

During the ordinary course of business, we provide standby letters of credit instruments to certain parties as required. At December 25, 2010, the maximum potential amount of future payments that we could be required to make under these standby letters of credit was approximately $0.7 million. We have not recorded any liability in connection with these arrangements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these arrangements.

11. Related Party Transactions

James A. Donahue, Chairman, President and CEO of Cohu, and Steven J. Bilodeau, a member of the Cohu Board of Directors, are both members of the Board of Directors of Standard Microsystems Corporation ("SMSC"), a customer of our semiconductor equipment segment. During 2010, 2009 and 2008, total sales to SMSC were approximately $0.4 million, $1.0 million, and $1.1 million, respectively.

12. Quarterly Financial Data (Unaudited)

Quarter		First (a)	Second (a)	Third (a)	Fourth (a)	Year
(in thousands, except per share data)						
Net sales:	2010	$ 64,830	$ 74,869	$ 86,066	$ 96,902	$ 322,667
	2009	$ 36,582	$ 38,424	$ 44,062	$ 52,193	$ 171,261
Gross profit:	2010	$ 19,999	$ 27,428	$ 30,077	$ 32,491	$ 109,995
	2009	$ 7,395	$ 12,328	$ 16,217	$ 16,448	$ 52,388
Net income (loss) (b):	2010	$ 907	$ 6,698	$ 7,611	$ 9,428	$ 24,644
	2009	$ (6,262)	$ (22,605)	$ (71)	$ 770	$ (28,168)
Net income (loss) per share (c):						
Basic	2010	$ 0.04	$ 0.28	$ 0.32	$ 0.39	$ 1.04
	2009	$ (0.27)	$ (0.97)	$ (0.00)	$ 0.03	$ (1.20)
Diluted	2010	$ 0.04	$ 0.28	$ 0.32	$ 0.39	$ 1.02
	2009	$ (0.27)	$ (0.97)	$ (0.00)	$ 0.03	$ (1.20)

(a) Each of the four quarters during 2010 and 2009 was comprised of 13 weeks.

(b) The second quarter of 2009 includes a charge of $19.6 million, for an increase in the valuation allowance against our deferred tax assets.

(c) The sum of the four quarters may not agree to the year total due to rounding within a quarter.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cohu, Inc.

We have audited the accompanying consolidated balance sheets of Cohu, Inc. as of December 25, 2010 and December 26, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 25, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cohu, Inc. at December 25, 2010 and December 26, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 25, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cohu, Inc.'s internal control over financial reporting as of December 25, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
February 23, 2011

Index to Exhibits

15. (b) The following exhibits are filed as part of, or incorporated into, the 2010 Cohu, Inc. Annual Report on Form 10-K:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Cohu, Inc. incorporated herein by reference to Exhibit 3.1(a) from the Cohu, Inc. Form 10-Q for the quarterly period ended June 30, 1999
3.1(a)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Cohu, Inc. incorporated herein by reference from the Cohu, Inc. Form S-8 filed June 30, 2000, Exhibit 4.1(a)
3.2	Amended and Restated Bylaws of Cohu, Inc. incorporated herein by reference to Exhibit 3.2 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 1996
4.1	Amended and Restated Rights Agreement dated November 10, 2006, between Cohu, Inc. and Mellon Investor Services LLC, as Rights Agent, incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2006, Exhibit 99.1
10.1	Cohu, Inc. 2005 Equity Incentive Plan, incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2009, Exhibit 10.1*
10.2	Amended Cohu, Inc. 1997 Employee Stock Purchase Plan, incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2006, Exhibit 10.2*
10.3	Cohu, Inc. Deferred Compensation Plan (as amended and restated) incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008, Exhibit 10.1*
10.4	Form of stock option agreement for use with stock options granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2006*
10.5	Restricted stock unit agreement for use with restricted stock units granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2006*
10.6	Share Purchase and Transfer Agreement dated December 5, 2008 by and among Delta Design, Inc. (and certain of its subsidiaries) and Dover Electronic Technologies, Inc. (and certain of its subsidiaries), incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2008, Exhibit 10.1

10.7	Asset Purchase Agreement dated December 9, 2008 by and between a subsidiary of Delta Design, Inc. and certain subsidiaries of Dover Electronic Technologies, Inc., incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2008, Exhibit 10.2
10.8	Capital Equipment, Goods and Services Agreement, dated January 10, 2007, by and between Delta and Intel Corporation, incorporated by reference from the Cohu, Inc. Current Report on Form 8-K filed April 25, 2007, Exhibit 99.1
10.9	Business Agreement and Addendum by and between Advanced Micro Devices, Inc. and Delta Design, Inc. incorporated by reference from the Cohu, Inc. Current Report on Form 8-K filed February 22, 2006, Exhibit 99.1
10.10	Cohu, Inc. Retiree Health Benefits Agreement (as amended) incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008, Exhibit 10.2*
10.11	Cohu, Inc. Change in Control Agreement incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008, Exhibit 10.3*
14	Cohu, Inc. Code of Business Conduct and Ethics, incorporated herein by reference from the Cohu 2003 Annual Report on Form 10-K, Exhibit 14
21	Subsidiaries of Cohu, Inc.
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 for James A. Donahue
31.2	Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 for Jeffrey D. Jones
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for James A. Donahue
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Jeffrey D. Jones

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COHU, INC.

Date: February 23, 2011

By: /s/ James A. Donahue
James A. Donahue
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James A. Donahue James A. Donahue	President and Chief Executive Officer, Director (Principal Executive Officer)	February 23, 2011
/s/ Jeffrey D. Jones Jeffrey D. Jones	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2011
/s/ Steven J. Bilodeau Steven J. Bilodeau	Director	February 23, 2011
/s/ Harry L. Casari Harry L. Casari	Director	February 23, 2011
/s/ Robert L. Ciardella Robert L. Ciardella	Director	February 23, 2011
/s/ Harold Harrigian Harold Harrigian	Director	February 23, 2011

COHU, INC.
SECHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Year	Additions Not Charged to Expense		Additions (Reductions) Charged (Credited) to Expense		Deductions/ Write-offs	Balance at End of Year
Allowance for doubtful accounts:							
Year ended December 27, 2008	$ 1,555	$ 136	(1)	$ 68		$ 149	$ 1,610
Year ended December 26, 2009	$ 1,610	$ 10	(2)	$ 107		$ 714	$ 1,013
Year ended December 25, 2010	$ 1,013	$ (22)	(2)	$ (429)		$ 6	$ 556
Reserve for excess and obsolete inventories:							
Year ended December 27, 2008	$ 31,537	$ 1,512	(3)	$ 1,693	(5)	$ 4,449	$ 30,293
Year ended December 26, 2009	$ 30,293	$ 129	(4)	$ 4,439		$ 9,181	$ 25,680
Year ended December 25, 2010	$ 25,680	$ 167	(4)	$ 1,743		$ 3,807	$ 23,783

(1) Includes $127 resulting from Rasco acquisition in December, 2008 and foreign currency impact.
(2) Changes in reserve balances resulting from foreign currency impact.
(3) Addition resulting from Rasco acquisition in December, 2008 and foreign currency impact.
(4) Changes in reserve balances resulting from foreign currency impact.
(5) Includes $4.5 million credited to expense for products sold in 2008 that were reserved in 2006.

COHU, INC.
COMPANY INFORMATION

Board Of Directors

James A. Donahue
Chairman of the Board,
President and Chief Executive Officer,
Cohu, Inc.

Steven J. Bilodeau [1][2][3]
Non-Executive Chairman,
Retired President and Chief Executive Officer,
Standard Microsystems Corporation

Harry L. Casari [1][2][3]
Retired Partner,
Ernst & Young LLP

Robert L. Ciardella [1][2][3]
Retired President, Asymtek

Harold Harrigian [1][2][3]
Retired Partner and
Director of Corporate Finance,
Crowell, Weedon & Co.

(1) Member Audit Committee
(2) Member Compensation Committee
(3) Member Nominating and Governance Committee

Corporate Officers

James A. Donahue
Chairman of the Board,
President and Chief Executive Officer

Jeffrey D. Jones
Vice President, Finance and
Chief Financial Officer, Secretary

Stockholder Information

Corporate Headquarters
12367 Crosthwaite Circle
Poway, CA 92064-6817
(858) 848-8100
www.cohu.com

Legal Counsel
DLA Piper LLP (US)
San Diego, California

Independent Auditors
Ernst & Young LLP
San Diego, California

Transfer Agent and Registrar
BNY Mellon
480 Washington Blvd.
Jersey City, NJ 07310-1900
(800) 851-9677
www.bnymellon.com/shareowner/equityaccess

Annual Meeting
The Annual Meeting of Stockholders will be held on Wednesday, May 11, 2011 at 9:00 a.m. at Cohu's corporate headquarters.

SEC Filings
Copies of documents filed by Cohu with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 25, 2010 and other information about Cohu are available without charge by contacting Cohu Investor Relations at (858) 848-8106 or by accessing our web site www.cohu.com or the SEC's Edgar web site www.sec.gov.

Current Press Releases
Cohu distributes press releases via Business Wire. Releases can be accessed via Cohu's web site or through financial wires.

Share Information
Cohu, Inc. stock is traded on the NASDAQ Global Select Market under the symbol "COHU".



Cohu, inc.

12367 Crosthwaite Circle   Poway, CA 92064-6817   858.848.8100

www.cohu.com